Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of October 25th, 2022 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2022.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2022. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto and in the other documents the Province files with the Commission. Those documents are available at the Commission’s website at http://www.sec.gov and may also be obtained from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba Canada, R3C 3N9.

The fiscal year of the Province ends March 31. Fiscal 2022 and 2021-2022 refer to the fiscal year ended March 31, 2022 and, unless otherwise indicated, 2021 means the calendar year ended December 31, 2021. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document. The historical periods up to 2019 presented below predate the onset of the COVID-19 pandemic. For information on the effects of COVID-19 see “Fiscal Summary of COVID-19 Response 2021/22” in Exhibit 99.1 of Amendment No. 2 to the Province’s Form 18-K/A filed on April 13, 2022, the Province of Manitoba Annual Report and Public Accounts 2022, filed as Exhibit 99.1 to its Form 18-K/A filed on October 4, 2022 and “Economy—Economic and Fiscal Overview.”in this Annual Report.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate (%) 2017-2021
	2017	2018	2019	2020	2021

	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$71,284	$73,373	$73,899	$72,850	$79,658	2.8
Change in Real Gross Domestic Product
Manitoba	3.3%	2.0%	0.4%	-4.6%	2.9%
Canada	3.0%	2.8%	1.9%	-5.2%	4.5%
Manufacturing Shipments	$19,308	$18,999	$18,935	$18,210	$20,791	1.9
Farm Cash Receipts	6,692	6,625	6,662	7,024	8,466	6.1
Capital Investment	9,140	9,392	9,476	7,944	8,241	-2.6
Primary Household Income	45,682	46,329	47,338	47,372	50,789	2.7
Population at July 1 (in 000’s)	1,335	1,353	1,370	1,381	1,384	0.9
Average Unemployment Rate	5.4%	6.0%	5.3%	8.0%	6.4%
Change in Consumer Price Index	1.6%	2.5%	2.2%	0.5%	3.3%
Average Exchange Rate (C$ per US$)	$1.2981	$1.2957	$1.3269	$1.3407	$1.2537

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars)
Total Revenue	$16,152	$17,028	$17,641	$17,744	$19,107
Total Expense	(16,846)	(17,177)	(17,636)	(19,868)	(19,811)

Summary Net Income (Loss)	$(694)	$(149)	$5	$(2,124)	$(704)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$44,728	$49,154	$50,594	$53,423	$55,287
Net Guaranteed Borrowings	116	61	61	61	111

	$44,844	$49,215	$50,655	$53,484	$55,398
Issued for
General Government Programs (1)	$20,166	$21,575	$21,531	$23,571	$24,533
Self-Sustaining Purposes	24,678	27,640	29,124	29,913	30,865
Loans Payable to the Government of Canada and Government Business Enterprises (2)	0	0	0	0	0

	$44,844	$49,215	$50,655	$53,484	$55,398
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	28.3%	29.4%	29.1%	32.4%	30.8%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	34.6%	37.7%	39.4%	41.1%	38.7%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)

Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,224	$11,361	$12,061	$13,552	$14,053

Liabilities:
Borrowings (2)	27,350	29,166	29,272	31,339	32,418
Accounts payable, accrued charges provisions and unearned revenue	4,618	4,376	5,123	6,543	6,603
Pension liability	2,726	2,914	3,107	3,321	3,487

Total Liabilities	34,694	36,456	37,502	41,203	42,508

Summary Net Debt	$24,470	$25,095	$25,441	$27,651	$28,455

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	34.3%	34.2%	34.4%	38.0%	35.7%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board (Manitoba Hydro).

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Keeyask
Laurie River #2
Laurie River #1
Thompson
Kelsey
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2022 was 1,409,223, an increase of 1.2% over the prior year. The Winnipeg Census Metropolitan Area had an estimated population of 852,778 on July 1, 2021, an increase of 0.2% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 53,785 on July 1, 2021, unchanged from the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdictions over immigration, health care, environment and agriculture.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on September 10, 2019, the Progressive Conservative Party of Manitoba was elected with 36 of 57 seats. Unless it is called earlier, in accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place October 3, 2023.

The following table sets forth the results of the four most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2007	2011	2016	2019
Progressive Conservative Party of Manitoba	19	19	40	36
New Democratic Party of Manitoba	36	37	14	18
Manitoba Liberal Party	2	1	3	3

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with several sectors contributing more than 5% of real Gross Domestic Product (GDP). Manitoba’s major commercial sectors are: manufacturing, construction, transportation and warehousing, retail trade, finance and insurance, and agriculture. Major non-commercial sectors include health and social services, public administration, and education. Centrally located in Canada, Manitoba is a major transportation hub, with national and international air and rail cargo linkages, a seaport, and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterized by low unemployment rates and high labour force participation rates. Manitoba’s interprovincial and international exports are diversified in both composition and destination. Historically and compared to other Provinces, Manitoba has generated a stable profile of annual growth in most key economic indicators including in real GDP, employment, international exports, manufacturing sales, and compensation of employees.

The Manitoba Bureau of Statistics estimates that Manitoba’s real GDP at market prices rose by 2.9% in 2021, compared to a decrease by 4.6% in 2020 and an increase by 0.4% in 2019. In contrast, Canada’s real GDP increased by 4.5% in 2021, decreased by 5.2% in 2020 and increased by 1.9% in 2019.

The following table presents growth rates in 2021 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rates for 2021.

	Manitoba (%)	Canada (%)
Housing Starts	9.5	24.8
Retail Sales	13.3	11.8
Manufacturing Sales	14.2	17.7
Nominal Gross Domestic Product	9.3	13.0
Real Gross Domestic Product	2.9	4.5
Capital Investment	3.7	10.4
Foreign Merchandise Exports	10.7	21.6
Farm Cash Receipts	20.5	14.9
Consumer Price Index	3.3	3.4
Employment	3.6	4.8
Unemployment Rate	6.4	7.5
Population	0.2	0.5

Source: Statistics Canada.

The following table presents select indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2017 through 2021. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth, compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate (%) 2017-2021
	2017	2018	2019	2020	2021

	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$71,284	$73,373	$73,899	$72,850	$79,658	2.8
Canada	2,140,641	2,235,675	2,311,294	2,206,764	2,493,129	3.9
Real Gross Domestic Product (2)
Manitoba	$66,669	$67,987	$68,256	$65,121	$67,003	0.1
Change	3.3%	2.0%	0.4%	-4.6%	2.9%
Canada	$2,014,933	$2,070,888	$2,109,813	$1,999,406	$2,090,196	0.9
Change	3.0%	2.8%	1.9%	-5.2%	4.5%
Primary Household Income	$45,682	$46,329	$47,338	$47,372	$50,789	2.7
Primary Household Income Per Capita (in dollars)	34,224	34,246	34,554	34,311	36,703	1.8
Retail Trade	20,350	20,767	20,891	20,827	23,604	3.8
Capital Investment	9,140	9,392	9,476	7,944	8,241	-2.6
Housing starts (units)	7,501	7,376	6,946	7,314	8,006	1.7
Change in Consumer Prices Indices
Manitoba	1.6%	2.5%	2.2%	0.5%	3.3%
Canada	1.6%	2.3%	1.9%	0.7%	3.4%
Population (July 1) (persons in 000’s)
Manitoba	1,335	1,353	1,370	1,381	1,384	0.9
Canada	36,545	37,065	37,601	38,037	38,246	1.1
Employment (workers in 000’s)	641.8	649.0	655.4	630.9	653.3	0.4
Unemployment Rate	5.4%	6.0%	5.3%	8.0%	6.4%
Exchange Rate (C$ per US$)	$1.2981	$1.2957	$1.3269	$1.3407	$1.2537

(1)	Expressed at market prices which includes taxes on products, but excludes subsidies on products.
(2)	Expressed at market prices in 2012 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Manitoba Department of Finance, and Bank of Canada.

Economic and Fiscal Overview

Since Budget 2022, a number of factors continue to increase uncertainty, including the prolonged Russian invasion of Ukraine, persistent increases in consumer and commodity prices, rising interest rates and an increased probability of a global economic recession. These factors, together with the impacts of the COVID-19 pandemic, supply chain constraints and labour market shortages, are resulting in economic forecasts being revised down for 2023. Manitoba’s most-recent forecast expects real GDP to grow by 3.7% in 2022 and 1.4% in 2023. Nominal GDP is currently projected to increase by 9.6% in 2022, and 3.2% in 2023, while consumer price inflation is currently expected to average 7.5% in 2022, and 3.7% in 2023. Budget 2022 includes an additional $630 million in internal service adjustments for contingencies and COVID-19 response and recoveries in fiscal year 2022/23. Manitoba continues to monitor the ongoing impact of the COVID-19 pandemic and forecasts almost $400 million in costs related to the health response. This represents a significant decline from the forecast of over $700 million of COVID-19 related business supports and health response costs identified at this time last year.

A full range of provincial supports and services have been made available to thousands of Ukrainian refugees arriving in Manitoba. The supports and services are coordinated through the Ukrainian Refugee Taskforce, which provides a single-access-point reception and welcoming centre.

With elevated uncertainty in the current environment, the Province continues to forecast the full allocation of the contingencies and COVID-19 response and recovery appropriation. With inflation increasing to the highest growth rate in 40 years, Manitobans are facing the burden of rising costs and the government has responded with new programs.

The government’s overall exposure to risks and uncertainties arises from many variables which it does not directly control. For a discussion of certain risks and uncertainties, see “Risks and Uncertainties” in the Province of Manitoba Annual Report and Public Accounts 2022, filed as Exhibit 99.1 to its Form 18-K/A filed with the Commission on October 4, 2022 and the 2022/23 First Quarter Report Fiscal and Economic Updated, filed as Exhibit 99.1 to its Form 18-K/A filed with the Commission on October 4, 2022.

The following table presents the 2022 year-to-date growth rates for key economic indicators in Manitoba and Canada, as well as the year-to-date unemployment rates.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-1.8	-1.5
Retail Sales (July)	6.8	9.2
Manufacturing Sales (August)	19.3	20.4
Foreign Merchandise Exports (August)	9.9	28.4
Farm Cash Receipts (June)	8.4	14.6
Consumer Price Index (September)	7.7	6.8
Employment (September)	2.7	4.2
Unemployment Rate (September)	4.7	5.3
Population (September)	1.1	1.5

Source: Statistics Canada.

Economic Structure

The Province has a balanced and diversified economy. In 2021, goods-producing industries accounted for 26.8% of real GDP at basic prices. The commercial service sector accounted for 49.4% of real GDP at basic prices. The non-commercial service sector accounted for 23.7% of real GDP.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2017 through 2021.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate (%) 2017-2021
	2017	2018	2019	2020	2021

	(In millions of 2012 chained dollars)
Goods-Producing Industries
Manufacturing	$6,155	$6,349	$6,063	$5,702	$5,838	-1.3
Construction	4,490	4,555	4,527	4,058	4,102	-2.2
Agriculture	3,672	3,523	3,401	3,657	2,906	-5.7
Utilities	2,002	2,059	2,221	2,321	1,966	-0.5
Mining and Oil and Gas Extraction	2,088	1,940	1,909	1,531	1,501	-7.9

Total Goods-Producing Industries	18,403	18,494	18,206	17,330	16,403	-2.8

Service-Producing Industries
Commercial Services
Owner-Occupied Dwellings (2)	5,476	5,642	5,791	5,928	6,085	2.7
Finance and Insurance	3,460	3,530	3,611	3,753	3,836	2.6
Transportation and Warehousing	3,971	4,179	4,152	3,487	3,454	-3.4
Retail Trade	3,338	3,424	3,433	3,406	3,676	2.4
Wholesale Trade	3,105	3,164	3,075	3,151	3,106	0.0
Real Estate & Rental & Leasing	2,450	2,498	2,518	2,513	2,589	1.4
Professional and Scientific	1,967	2,095	2,143	1,976	2,167	2.4
Information and Culture	1,684	1,732	1,811	1,828	1,905	3.1
Administrative and Other Support	1,063	1,084	1,079	967	979	-2.0
Accommodation and Food Services	1,211	1,227	1,282	896	1,000	-4.7
Arts and Entertainment	476	494	486	281	307	-10.4
Management of Companies and Enterprises	308	230	162	96	71	-30.8
Other Services	1,181	1,187	1,190	1,062	1,058	-2.7

Total Commercial Services Industries	29,690	30,486	30,733	29,343	30,230	0.5

Non-Commercial Services
Health and Social Services	5,499	5,601	5,726	5,461	5,835	1.5
Public Administration	4,885	5,013	5,081	5,023	5,120	1.2
Education	3,470	3,563	3,582	3,354	3,556	0.6

Total Non-Commercial Services Industries	13,855	14,177	14,389	13,838	14,512	1.2

Total Service-Producing Industries	43,543	44,658	45,138	43,142	44,757	0.7

Gross Domestic Product At Basic Prices (3)	$61,965	$63,195	$63,417	$60,545	$61,279	-0.3

(1)

Expressed at basic prices in chained 2012 dollars, it is the gross value-added of all goods and services produced by the economy, excluding taxes and subsidies. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from a different year. Value-added differs from value of production, value of shipment or total sales from an industry.

(2)	Value-added arising from the use of residential real estate invariant to changes in ownership; homeowners are considered landlords renting houses to themselves.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Statistics Canada and the Manitoba Bureau of Statistics

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. Manufacturing is well diversified, producing a wide range of consumer and industrial goods. In 2021, manufacturing accounted for 9.5% of Manitoba’s real GDP and 9.8% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed products, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment, which consists of aerospace products and parts manufacturing, and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of other established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries and New Flyer Industries), which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery and equipment (agriculture implements); chemicals (agricultural chemicals and pharmaceuticals); primary metals; fabricated metal products (structural steel); furniture; printing; wood products (cabinets, millwork and lumber); non-metallic mineral products; and electrical equipment (industrial and hydroelectric transformers and electronic components).

Manufacturing in 2021: Manufacturing sales increased by 14.2% to $20.8 billion in 2021 following a 3.8% decline in 2020. In 2021, Manitoba sales of durable goods increased by 11.6%, and sales of non-durables increased by 16.4%. Employment in Manitoba’s manufacturing industries increased by 6.3% in 2021.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2017 through 2021.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate (%) 2017-2021
	2017	2018	2019	2020	2021

	(In millions of dollars)
Non-Durables
Food Products	$5,192.5	$4,848.6	$4,918.4	$5,740.0	$6,302.4	5.0
Chemicals	1,323.3	1,446.9	1,476.6	1,615.8	2,284.5	14.6
Printing	496.2	505.1	528.2	512.9	602.2	5.0
Other Non-Durables	2,061.4	2,018.2	2,033.0	1,941.9	2,229.4	2.0

Total Non-Durables	9,073.5	8,818.8	8,956.2	9,810.7	11,418.4	5.9

Durables
Transportation Equipment	3,019.9	3,337.1	3,539.2	2,409.5	2,321.6	-6.4
Machinery	2,394.3	2,100.9	1,942.7	1,894.4	2,174.3	-2.4
Fabricated Metals	839.3	971.4	1,103.3	1,056.9	1,160.6	8.4
Wood Products	459.1	498.0	483.2	558.6	684.6	10.5
Furniture and Related Products	574.1	577.3	551.6	491.9	672.9	4.1
Other Durables	2,947.8	2,695.5	2,359.0	1,987.9	2,358.4	-10.9

Total Durables	10,234.4	10,180.1	9,979.1	8,399.3	9,372.3	-2.2

Total	$19,307.9	$18,998.9	$18,935.3	$18,210.0	$20,790.7	1.9

Source:	Statistics Canada, table 16-10-0048.

Manufacturing 2022: In the first eight months of 2022, the value of manufacturing sales in Manitoba increased 19.3% compared to the same period in 2021. Canadian manufacturing sales increased by 20.4% over the same period. In Manitoba, the strongest increases were in furniture and related products (84.8%), chemicals (37.3%), fabricated metals (19.3%), machinery (16.7%), food products (15.9%), wood products (9.2%), and miscellaneous (3.5%). Transportation equipment sales are up 0.2%.

According to Statistics Canada, capital investment in the manufacturing sector declined 14.6% in 2021 to $769 million. Despite the drop, investment in manufacturing in 2021 was the third largest annual investment in the sector on record, trailing the second largest at $900 million in 2020, and the largest at $1.08 billion in 2019.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2021, the primary agriculture sector represented 4.7% of Manitoba’s real GDP, while the food and beverage manufacturing sector represented 2.0% of Manitoba’s real GDP. The sales of crops, livestock and processed food products represented 44.3% of total foreign merchandise exports. Manitoba’s 2021 marketed farm cash receipts were divided between 65.4% from crops and 34.6% from livestock.

Agriculture in 2021: Despite the challenges posed to the agriculture sector due to drought conditions, farmers benefitted from elevated commodity prices in 2021. Farm cash receipts in 2021 increased by $1.4 billion to $8.5 billion, a 20.5% increase from 2020, and the highest on record. Total cash receipts from crops were up 20.5% to $5.3 billion. Oat receipts were up 32.4% to $223 million, wheat receipts were up 26.2% to $1.4 billion, canola receipts were up 24.9% to $2.0 billion, fresh potatoes receipts were up 11.4% to $316 million, and grain corn receipts were up 6.3% to $171 million. However, soybean receipts were down 9.7% to $463 million.

Manitoba’s total livestock receipts in 2021 increased by 18.0% to $2.8 billion compared to 2020. Livestock receipts were supported by an increase in receipts from hog production by 33.5% to $1.4 billion, cattle and calves receipts were up 1.3% to $629 million, and dairy receipts were up 3.5% to $326 million.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2017 through 2021.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate (%) 2017-2021
	2017	2018	2019	2020	2021

	(In millions of dollars)
Crops
Oilseeds	$2,274.3	$2,072.8	$1,766.7	$2,160.6	$2,514.2	2.5
Wheat	1,054.0	1,153.7	1,137.5	1,134.4	1,432.0	8.0
Specialty and Forage	326.2	336.1	355.5	421.5	451.3	8.5
Vegetables	327.1	309.6	297.2	340.7	372.0	3.3
Other Grains	209.0	201.6	247.0	265.7	331.9	12.3
Other (1)	85.7	127.2	201.6	47.2	162.7	17.4

Total Crops	4,276.4	4,201.0	4,005.5	4,370.1	5,264.2	5.3

Livestock
Hogs	1,078.8	986.2	1,092.0	1,051.8	1,404.1	6.8
Cattle and Calves	547.2	604.1	623.2	620.9	629.0	3.5
Dairy	279.7	300.3	317.3	314.9	325.8	3.9
Poultry and Eggs	261.1	277.3	290.8	286.8	320.4	5.2
Other livestock	70.7	76.4	77.6	84.0	104.4	10.2

Total Livestock	2,237.5	2,244.3	2,401.0	2,358.3	2,783.6	5.6

Direct Payments	178.1	179.6	255.1	295.5	417.9	23.8

Total Cash Receipts	$6,692.0	$6,624.9	$6,661.6	$7,023.9	$8,465.7	6.1

Net Cash Income (2)	$1,811.1	$1,484.7	$1,340.5	$1,671.2	$2,496.5	8.4

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.
Source:	Statistics Canada, table 32-10-0045.

Agriculture in 2022: Manitoba’s crop seeding experienced delays early on in 2022 due to high precipitation levels and colder conditions. Despite the slow start to the growing season, Manitoba crop conditions in 2022 were good to very good heading into September. The harvest in 2022, although behind schedule, is expected to match or exceed recent five-year averages.

During the first half of 2022, total farm cash receipts increased by 8.4% to $4.4 billion, compared to $4.0 billion in the first half of 2021. For the same periods total crop receipts decreased by 5.6% to $2.5 billion from $2.6 billion. Substantial increases include: dry peas (64.2%), flaxseed (40.4%), soybeans (34.4%), oats (32.8%), grain corn (24.3%) and rye (21.4%). Declines were recorded in barley (-38.5%), dry beans (-28.1%), liquidation of deferred grain (-27.6%), and wheat (-19.1%). Total livestock receipts increased by 13.1% to $1.5 billion from $1.3 billion. Recording increases for calves (175.1%), cattle (14.5%), and hogs (9.8%).

According to the Manitoba Agricultural Services Corporation for fiscal year 2021/22, 9.8 million acres were insured, of which 3,000 acres were unseeded. The total asset value of insured crops covered under the AgriInsurance program was $3.4 billion for the year ended March 31, 2022, representing a change of $334.8 million compared to the previous fiscal year. Total indemnities were $589.4 million for the year ended March 31, 2022, up $515.9 million compared to the previous fiscal year.

Mining and oil and gas extraction (mineral and petroleum): The mineral and petroleum industries represent the third largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are zinc, nickel, copper, and gold. Other metals produced include silver, platinum, cobalt, selenium, caesium and tellurium. Manitoba is also home to lithium deposits that are being explored and tested. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in Eastern Canada, and the Northeastern and North-Central areas of the U.S.

In 2021, the mineral and petroleum industries accounted for 2.5% of Manitoba’s real GDP and 3.4% of total international merchandise exports, and directly employed 3,200 workers.

Minerals and petroleum in 2021: Capital spending on mining, quarrying, and oil and gas extraction was valued at $611.9 million. While 2020 capital spending data is not available to the Province, 2021 was 5.0% stronger than the 2019 value of $582.5 million. The value of mineral and petroleum production recorded $1,941 billion in 2021, up 12.7% from 2020. Petroleum sales grew by 70.6% to $1.079 billion, while metallic mineral sales fell 29.3%. Industrial mineral sales recorded $259.4 million, up 9.1% from 2020.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2017 through 2021.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,						Compound Annual Growth Rate (%)
	2017	2018	2019		2020	2021	2017-2021

	(In millions of dollars)
Metals
Zinc	$463.4	$412.8	$	x	$289.5	$152.3	24.3
Nickel	327.7	288.3		x	x	x	x
Copper	299.9	283.9		x	136.1	66.1	-31.5
Gold	207.9	250.1		x	200.5	x	x
Other Metals	70.6	71.0		x	x	x	x

Total Metals	1,369.5	1,306.1		853.1	851.8	602.3	-18.6

Petroleum	881.5	1,122.8		1,124.5	632.5	1,079.2	5.2

Industrial Mining	289.1	282.3		221.7	237.7	259.4	-2.7

Total	$2,540.1	$2,711.2		$2,199.3	$1,722.1	$1,940.9	-6.5

x	Suppressed by Statistics Canada to meet confidentiality requirements
Sources:	Statistics Canada, Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Minerals and petroleum in 2022: In June 2022, the 777 mine in Flin Flon closed operations as expected. The lost zinc and copper output is expected to be offset by an increase in gold production, made possible by the refurbishment of a New Britannia gold mill. Driven by growing demand for nickel in electric vehicle batteries, Vale announced a commitment to invest $150 million to extend mining activity in Thompson through 2031. Petroleum prices in the Province continue to climb in 2022 as a result of global growing economies robust demand for petroleum products, combined with global supply shortages in petroleum. As of July 2022, year-to-date average prices for Manitoba petroleum are up 70.2%, after increasing 76.8% in 2021.

Services: Manitoba’s service sector has a wide range of medium-sized enterprises, including transportation and warehousing, retail trade, finance and insurance, wholesale trade, real estate, rental and leasing, professional services, information and culture, and accommodation and food services. Service-producing industries have expanded to account for approximately 73.1% of total real GDP in Manitoba in 2021. From 2017 through 2021, commercial service industries accounted for 48.5% of total service-producing industries in Manitoba, and non-commercial (primarily publicly funded) services accounted for 22.8% of total service-producing industries.

Finance and insurance services are an important component of Winnipeg’s economy. Winnipeg is the headquarters of IG Wealth Management, a major mutual fund company, The Canada Life Assurance Company, a major life insurance company and Wawanesa Insurance, a major property and casualty insurer. Winnipeg is a major centre of Canada’s grain trade, with Canadian head offices of seven major grain companies. The finance and insurance service industries account for 6.3% of Manitoba’s real GDP.

Manitoba has a well-developed tourism industry. Home to the Canadian Museum of Human Rights, Canada’s Royal Winnipeg Ballet, a National Hockey League franchise (Winnipeg Jets), and a large convention centre, the Province attracts significant national and international convention activity. The City of Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2021, total exports of Manitoba goods and services to foreign markets and other provinces increased 17.0% to $41.6 billion, and total imports increased 13.5% to $45.9 billion, resulting in a trade deficit of $4.4 billion. Total exports were equal to 52.2% of nominal GDP, while total imports were equal to 57.7% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2017 through 2021.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2017	2018	2019	2020	2021

	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$16,416	$17,368	$17,426	$16,350	$18,068
Interprovincial	19,395	19,708	19,380	19,164	23,484

Total Exports of Goods and Services	35,810	37,076	36,806	35,513	41,552

Ratio of Total Exports to Nominal Gross Domestic Product	50.2%	50.5%	49.8%	48.7%	52.2%
Imports of Goods and Services
International	$20,487	$21,525	$22,002	$19,476	$21,284
Interprovincial	20,980	21,612	22,012	21,009	24,661

Total Imports of Goods and Services	41,467	43,137	44,014	40,486	45,946
Ratio of Total Imports to Nominal Gross Domestic Product	58.2%	58.8%	59.6%	55.6%	57.7%

Trade Balance	$(5,657)	$(6,061)	$(7,209)	$(4,972)	$(4,394)

Sources: Statistics Canada and Manitoba Bureau of Statistics

Manitoba’s total exports and imports of goods and services are distributed between interprovincial and international markets. In 2021, 56.5% of total export sales were destined for interprovincial markets and 43.5% were destined for international markets. In 2021, 53.7% of total import sales were from interprovincial markets and 46.3% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services for interprovincial markets are more evenly distributed. In 2021, goods exports accounted for 85.1% of all international exports (84.1% in 2020), while services accounted for 14.9% (15.9% in 2020). Goods exports accounted for 55.4% of all interprovincial exports in 2021 (52.7% in 2020), while services accounted for 44.6% (47.3% in 2020).

Manitoba imports more goods from international markets compared to services. Manitoba imports more services from interprovincial markets compared to goods. In 2021, goods imports accounted for 86.3% of all international imports (85.5% in 2020), while services accounted for 13.7% in 2021 (14.5% in 2020). For total interprovincial imports in 2021, goods accounted for 46.8% (44.8% in 2020), while services accounted for 53.2% (55.2% in 2020).

Foreign Merchandise Exports

Foreign Exports in 2021: Foreign merchandise exports from Manitoba amounted to $17.4 billion in 2021. Manufactured products accounted for 68.2% of total exports, while agriculture commodities accounted for 22.3%. Mining commodities and electricity sales accounted for 3.4% and 2.8% respectively of total foreign merchandise exports from Manitoba. In 2021, of the total foreign merchandise exports, 70.7% were to the United States, 15.9% to Asia, 3.2% to Europe and 3.8% to Mexico.

From 2017 to 2021, total foreign merchandise exports increased by 25.6% (representing a compound annual growth rate of 5.9%). Exports to the U.S. increased by 37.6% (representing a compound annual growth rate of 8.3%) and exports to all other countries increased by 3.7%.

In 2021, total Manitoba exports increased by 10.7%, with exports to U.S. markets increasing 12.1%, and exports to non-U.S. markets increasing 7.5%.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2017 through 2021.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate (%)
	2017	2018	2019	2020	2021	2017-2021

	(In millions of dollars)
Manufacturing
Food	2,694.0	2,646.9	2,840.4	3,305.0	3,835.7	9.2%
Chemicals	926.7	1,844.2	2,854.6	2,572.7	2,739.7	31.1%
Machinery	1,136.6	1,284.4	1,256.3	1,262.6	1,560.8	8.3%
Transportation Equipment	1,676.8	1,776.6	1,751.2	1,122.4	966.8	-12.9%
Plastics and Rubber	449.6	480.1	475.2	499.9	535.4	4.5%
Primary Metals	693.9	722.0	370.0	376.0	408.4	-12.4%
Wood Products	248.5	287.2	239.6	313.7	341.1	8.2%
Paper and Allied	225.5	269.6	257.7	240.0	327.2	9.8%
Fabricated Metal	285.9	285.7	285.2	254.6	303.0	1.5%
Furniture and Fixtures	154.7	175.1	191.9	181.0	208.0	7.7%
Electrical Equipment	184.7	191.5	168.0	155.0	178.0	-0.9%
Computers and Electronics	158.5	188.1	180.8	139.3	137.6	-3.5%
Printing and Publishing	123.3	117.9	129.4	131.0	130.9	1.5%
Petroleum and Coal	71.2	91.8	83.1	84.6	98.4	8.4%
Other	127.9	199.5	126.1	99.6	123.1	-1.0%

Total Manufacturing	9,157.6	10,560.5	11,209.2	10,737.3	11,893.9	6.8%

Agriculture
Oilseeds	1,424.4	1,291.2	869.2	1,315.0	1,592.2	2.8%
Wheat	971.2	1,155.5	1,148.2	1,298.1	1,314.6	7.9%
Other Grains	172.6	224.1	209.7	230.5	294.5	14.3%
Hogs	241.6	218.0	225.8	173.4	272.6	3.1%
Vegetables	279.5	206.6	235.4	254.7	179.0	-10.5%
Other Agriculture	114.7	113.0	111.5	122.0	128.1	2.8%
Cattle	89.1	136.8	138.0	99.8	108.2	5.0%

Total Agriculture	3,293.1	3,345.2	2,937.9	3,493.5	3,889.3	4.2%

Mining and Oil and Gas Extraction	370.5	421.6	461.1	394.5	584.2	12.1%
Electricity	419.9	363.1	395.4	494.4	491.5	4.0%
Other	644.6	793.3	921.1	631.5	575.6	-2.8%

Total	13,885.7	15,483.8	15,924.7	15,751.3	17,434.4	5.9%

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Foreign Exports in 2022: Foreign merchandise exports for the first eight months of 2022 were up 8.8% on a year-to-date basis. This compares to a 28.9% increase in foreign merchandise exports for Canada. Over the same period, Manitoba merchandise exports to the U.S. have increased by 22.1% and merchandise exports to other countries have decreased by 20.0%.

Capital Investment

The annual Capital and Repair Expenditures Survey (CAPEX) collects data on capital and repair expenditures in Canada. In 2021, capital investment in Manitoba increased 3.7%, the seventh largest annual change among provinces and below Canada’s 10.4% increase. The percentage increases in capital investment occurred in: public administration; agriculture, forestry, fishing and hunting; construction; and health care and social assistance. Notable declines in capital investment in 2021 occurred in utilities and manufacturing, as major capital projects in those sectors wind down. Other sectors with annual declines include: information and cultural industries; real estate and rental and leasing; retail trade; arts, entertainment and recreation; and transportation and warehousing. In 2021, private investment increased by 4.1%, while public investment increased by 3.1%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2017 through 2021.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate (%)
	2017	2018	2019	2020	2021	2017-2021

	(In millions of dollars)
Utilities	3,150.7	2,496.2	1,974.7	1,484.0	1,383.5	-18.6%
Public administration	976.3	951.0	974.1	1,036.8	1,219.5	5.7%
Transportation and warehousing	946.5	1,405.0	1,511.4	928.6	902.8	-1.2%
Manufacturing	570.0	737.0	1,084.1	900.2	768.7	7.8%
Agriculture	679.6	668.5	632.1	676.7	744.2	2.3%
Information and cultural industries	287.8	274.7	270.4	469.6	459.4	12.4%
Real Estate and Leasing	408.5	474.3	459.0	361.9	322.2	-5.8%
Construction	210.8	247.3	221.6	232.8	282.2	7.6%
Health care and social assistance	170.4	143.7	213.3	210.3	260.3	11.2%
Retail Trade	250.5	258.8	320.2	227.2	226.3	-2.5%
Arts, Entertainment and Recreation	152.7	163.9	143.9	121.0	114.7	-6.9%
Other	1,335.9	1,571.7	1,671.4	1,295.3	1,557.2	3.9%
Total	9,139.7	9,392.1	9,476.2	7,944.4	8,241.0	-2.6%
Private	4,384.5	5,168.9	5,705.7	4,748.8	4,945.4	3.1%
Public	4,755.1	4,223.2	3,770.6	3,195.7	3,295.6	-8.8%

Source: Statistics Canada, tables 34-10-0035 and 34-10-0038.

Labour Force

Labour Markets in 2021: In 2021, employment increased 3.6% compared to 2020, with growth occurring in: construction; manufacturing; wholesale and retail trade; transportation and warehousing; finance, insurance, real estate, rental and leasing; information, culture and recreation; educational services; professional, scientific and technical services; healthcare and social assistance; and public administration. Declines were recorded in: agriculture; business, building and other support services; utilities; accommodation and food services; other services; and forestry, fishing, mining, quarrying, oil and gas. In 2021, the average unemployment rate in Manitoba was 6.4%, down from 8.0% in 2020, the second lowest among provinces and below Canada’s rate of 7.5%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2017 through 2021.

LABOUR FORCE

	Annual Averages
	2017	2018	2019	2020	2021

Labour Force (in 000’s)	678.4	690.5	692.4	685.8	697.9
Employment (in 000’s)	641.8	649.0	655.4	630.9	653.3
Participation Rate (Manitoba) (%)	66.9	67.2	66.6	65.5	66.4
Participation Rate (Canada) (%)	65.6	65.3	65.6	64.1	65.1
Unemployment Rate (Manitoba) (%)	5.4	6.0	5.3	8.0	6.4
Unemployment Rate (Canada) (%)	6.4	5.9	5.7	9.5	7.5

Source: Statistics Canada, table 14-10-0327.

Labour Markets in 2022: In the first nine months of 2022, seasonally adjusted employment in Manitoba increased 2.7% compared to the same period in 2021, averaging 668,500 jobs. Employment increases were recorded in: wholesale and retail trade; educational services; business, building and other support services; accommodation and food services; utilities; finance, insurance, real estate, rental and leasing; forest, fishing, mining, quarrying, oil and gas; public administration; and information, culture and recreation. Declines were recorded in: other services; agriculture; manufacturing; transportation and warehousing; health care and social assistance; and construction.

In the first nine months of 2022, the seasonally adjusted unemployment rate in Manitoba averaged 4.7%, down from 6.9% in the same period in 2021 and is the second lowest in Canada. During the same period, the seasonally adjusted unemployment rate in Canada averaged 5.3%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2022 averaged 66.1%, down from 66.3% in the same period in 2021. The seasonally adjusted labour force participation rate in Canada averaged 65.1% over the first nine months of 2022.

Energy

Refined petroleum, natural gas, and natural gas liquids provided 43.6%, 27.3%, and 1.8%, respectively, of the Province’s total energy needs in 2020. The remaining 27.3% was generated by electricity, with the majority generated by hydro-electric energy.

The provincial crown corporation, Manitoba Hydro, generated 26.6 billion kilowatt hours of clean electricity from renewable resources in fiscal year 2021/22, mostly hydroelectric, representing over 99% of the crown corporation’s total electricity generation. The utility’s electric grid carbon intensity was 1.1 tonnes of carbon dioxide equivalent per gigawatt hour (tCO2e/GWh) produced.

For more information on clean electricity generation in the Province, including rates, see “The Manitoba Hydro-Electric Board” section.

Climate and Green Plan

The Climate and Green Plan Act (Manitoba) (the “Act”) received royal assent on November 8, 2018. The Act requires the minister to prepare an annual report that provides a “review of the programs, policies and measures in the climate and green plan”, as well as the emissions reductions achieved from new climate measures. The Act also requires the minister to prepare a five-year report on greenhouse gas emissions in Manitoba beginning with the 2018 – 2022 period and every five-year period following. The report must be completed no later than 18 months after the five-year period to which the report relates. The Province expects to publish its first five-year report under the Act in 2024.

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, when the Legislative Assembly is not in session, the Lieutenant Governor in Council may authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The Auditor General examines the accounts and financial statements of the Province and is responsible to the Legislative Assembly. The Auditor General is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements of the Province have been prepared in accordance with Canadian public sector accounting standards.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of various government components, Government Organizations (GOs), Government Business Enterprises (GBEs) and Government Business Partnerships (GBPs).

In order to be considered a part of the GRE for the Summary Financial Statements, an organization must be controlled by the Province. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss from the other organization’s activities.

GOs, with the exception of GBEs and GBPs, are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of GOs (Crown organizations) are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, and Manitoba Liquor and Lotteries Corporation.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of consolidation. Under this method of accounting consolidation, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Table II shows the Supplementary financial information, which describes the financial position and results of operations of these enterprises.

The characteristics of a GBP are similar to a GBE except the organization is a partnership under shared control, rather than a government organization under the control of the Province. GBPs are accounted for in the summary financial statements using the modified equity method. The Province accrues its share of the GBP’s net income or losses, and other net equity changes, without adjusting the GBP’s accounting policies to a basis consistent with that of the GRE.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year and to improve long-term fiscal planning. This Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2022, the Fiscal Stabilization Account had $585 million in liquid assets (2021 — $585 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)

Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated. A liability is recorded to the extent that a transfer gives rise to an obligation that meets the definition of a liability in accordance with the criteria in PS 3200 Liabilities.

b)

Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period in which the transactions are authorized, any eligibility criteria are met, and the amounts involved can be reasonably estimated.

Externally restricted inflows are recognised as revenue in the period in which the expenses are incurred for the purposes specified. Externally restricted inflows before the expenses are incurred are reported as a liability.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars)
Revenue
Income taxes	$3,985	$4,234	$4,515	$4,199	$5,245
Retail sales tax	2,444	2,472	2,262	2,208	2,387
Fuel taxes	344	347	338	299	323
Levy for health and education	356	376	385	370	385
Education property tax	827	847	874	895	728
Other taxes	617	643	633	657	662
Fees and other revenue	2,364	2,341	2,465	2,291	2,479
Federal transfers	4,200	4,531	4,879	5,900	6,263
Net income from government business enterprises	758	919	913	600	321
Sinking funds and other investments earnings	257	318	377	325	314

Total Revenue	16,152	17,028	17,641	17,744	19,107

Expenses
Personnel services	8,057	8,070	8,241	8,759	9,043
Grants/Transfer Payments	2,418	2,490	2,809	3,687	2,912
Transportation	155	167	182	158	155
Communications	75	72	75	77	99
Supplies and Services	1,871	1,954	2,035	2,509	2,406
Social assistance related	1,785	1,855	1,728	1,631	1,982
Other operating	704	745	678	1,088	1,337
Minor capital	116	101	106	207	108

	Year Ended March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars)
Amortization	713	723	745	783	802
Debt Servicing	952	1,000	1,037	969	967

Total Expenses	16,846	17,177	17,636	19,868	19,811

Net Income (Loss) for the year	$(694)	$(149)	$5	$(2,124)	$(704)

The Manitoba government allocated $1,065 million to the Province’s COVID-19 response and contingencies for fiscal year 2021/22. Manitoba’s response to the pandemic includes supports to businesses, non-profit and charitable sectors, health care, personal protective equipment, schools funding and the vaccine program.

Several Manitoba public sector collective agreements are currently up for renewal and the associated wages and retroactive wages payable are due to be paid in the current year (2022/23). The Province engages in negotiations with parties to different public sector collective agreements from time to time when up for renewal. The fiscal impact of any remaining unsettled wages in the current and future fiscal year remains uncertain. Estimates of the amounts payable for retroactive wages were included in the audited financial statements and Public Accounts as well as into Budget 2022. The actual wage settlements may differ from the estimates depending on the outcome of the negotiation and settlement processes underway and upcoming.

There were no new audit qualifications of the Manitoba Public Accounts Summary Financial Statements at March 31, 2022. The Office of the Auditor General of Manitoba qualified its Audit Opinion on March 31, 2021 Summary Financial Statement results. The Audit Report identified one specific matter leading to the qualification. This issue relates to the Government of Manitoba’s exclusion of Workers Compensation Board from the Government Reporting Entity (GRE) from 2017/18 until November 6, 2020, on the basis that the Government did not control the WCB under public sector accounting standards. The Auditor General expressed the opinion that the WCB should not have been excluded from the GRE from 2017/18 until November 6, 2020 when legislative amendments were enacted. As of November 6, 2020 Public Sector Accounting Standards required the Province to remove the WCB’s net financial assets by expensing them in the statement of operations. The government’s presentation had the effect of decreasing revenue and expenses by $4 million and $612 million respectively in 2020/21.There was no impact on the balances and accounts for 2021/22 as the qualification only applies to the prior year comparative figures.

The 2020/21 Public Accounts had a second audit qualification relating to the exclusion of Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust from the Summary Financial Statements for the year ended March 31, 2021. Regulatory changes that updated the form of insurance contracts for Production Insurance and associated accounting policy changes have resolved this audit qualification for the years ended March 31, 2022 and March 31, 2021. The 2020/21 comparative financial statement information has been restated accordingly.

For a complete description of the Auditor General’s comments with respect to the qualification of its Audit Opinion see “Tables of Supplementary Information — Table VI”.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for Government operations on a summary financial basis.

In June 2017, the Province enacted The Fiscal Responsibility and Taxpayer Protection Act (the Fiscal Responsibility Act), which replaced previous balanced-budget legislation.

Under the Fiscal Responsibility Act, the Minister of Finance must table a budget for the government reporting entity every fiscal year, typically by April 30. At the same time, the Minister must table a fiscal responsibility strategy setting out the current and future financial objectives for the Government. Once the deficit has been eliminated, this strategy must also set out the Government’s debt reduction objectives.

The Fiscal Responsibility and Taxpayer Protection Act requires the government not to incur a deficit greater than the baseline amount and penalizes ministers by reducing their salaries if this requirement is not met. As the baseline amounts were set prior to the government achieving a balanced budget in 2019-20 and COVID-19’s fiscal impacts, amendments were made on May 20, 2021 that reset the baseline amount to be the deficit calculated in accordance with provisions of the Act for fiscal year 2021. In each subsequent year, the baseline amount is to be reduced by 1/8. The deficit in fiscal year 2021 of $2,021 million was the baseline amount. The annual reduction for fiscal 2022 is $253 million, for an updated baseline deficit of $1,768 million.

Once the baseline amount has reached zero, then the Government must maintain balance by not incurring a deficit. The deficit or surplus amount is to be calculated on a summary basis. Certain amounts are excluded from the calculation, such as

•	an expenditure incurred in the fiscal year ending on March 31, 2022, in response to the pandemic caused by COVID-19,

•	Manitoba Hydro’s net income or loss as well as the impact of natural disaster, war or other disaster,

•	a reduction in revenue resulting from a decision of another level of government or of a regulatory body that took effect after the budget for the fiscal year was tabled, and

•

a one-time expenditure or reduction in revenue of more than $25 million arising from a change in public accounting standards or if an organization or fund ceases to be included in the Summary Financial Statements.

Adjustments are also to be made for amounts transferred to or from the Fiscal Stabilization Account. As part of the public accounts for each fiscal year, the Minister of Finance must report on the deficit or surplus amount and compare actual results with the budget and the fiscal responsibility strategy.

The Act requires the government to withhold 20% of the ministerial salaries. This percentage will increase to 40% if the government has a deficit exceeding the baseline amount for two consecutive years. The withheld amounts will be paid back to the ministers if there is no deficit incurred or if the deficit is below the baseline amount. However, the repayment amounts will be prorated if the deficit is below the baseline amount by less than 1/8 of the 2020-21 deficit.

The portion of the amount withheld to be paid to Ministers is determined by the actual results for the year. If there is no deficit, the full amount withheld is to be paid to them. If there is a contravening deficit, the ministerial salary for that year is reduced by the full amount withheld. If there is a deficit that does not exceed the legislated requirement, the ministerial salary is reduced proportionally.

A non-binding referendum must be held before the Government introduces any bill to increase the rate of tax under The Health and Post Secondary Education Tax Levy Act, The Income Tax Act or The Retail Sales Tax Act. The Fiscal Responsibility Act cannot be amended or repealed without being referred at the committee stage to a standing committee of the Legislative Assembly for public meetings to be held with not less than seven days’ notice.

Budget 2022 was introduced on April 12, 2022, which builds on Manitoba’s Speech from the Throne, and the five guaranteed commitments to protect Manitobans at a time of need: protecting health care and vulnerable Manitobans, protecting jobs by restarting our economy, protecting incomes by reducing taxes, and protecting Manitoba’s financial, environmental, and energy futures.

Budget 2022 forecasts a deficit of $548 million for fiscal year 2022/23 and includes $630 million in COVID-19 response and contingencies funding that can be utilized for the public health and economic recovery response. The additional spending will be targeted to combat pressures such as spikes in oil prices in addition to disruptions in supply chains; these are largely a result of the COVID-19 pandemic and the ongoing Russia/Ukraine war, which have brought back the threat of inflation and higher interest rates in the near future. On September 29, 2022, the Province released its Q1 Fiscal and Economic Update report, updating the forecasted deficit to $202 million, which is an improvement of $346 million over Budget 2022, primarily due to better than expected revenue from Manitoba Hydro. Total revenue is projected to be $537 million higher than budget, mainly reflecting the net income forecast from Manitoba Hydro of $585 million or $465 million increase from budget.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2022/23, as set forth in the original budget tabled in April 2022:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$893
Manitoba Hydro	1,151
General Government Capital Investments	531
Other Self-Sustaining Programs	150
New Cash Requirements:
Manitoba Hydro	300
General Government Programs	366
General Government Capital Investments	605
Other Self-Sustaining Programs	544

Total Provincial Financing Requirement	$4,540

In the fiscal year 2022, the Province recorded a net loss of $704 million, which was $893 million better than anticipated by the restated fiscal 2022 budget. The total summary revenue was $19,107 million, $1,269 million higher than the restated fiscal 2022 budget estimate of $17,838 million. Summary expenses were $19,811 million, an increase of $376 million from the restated fiscal 2022 budget estimate of $19,435 million. The following discussion of Summary Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, as reflected in the original budget tabled in April 2022.

Summary Government Revenue

Provincial Source Revenues. From Budget 2022, the Province expects to earn $13,103 million, or approximately 68% of the Province’s total summary revenue, from Provincial sources in Fiscal Year 2022/23. This compares to $12,844 million, or approximately 67%, earned from Provincial sources in the 2021/22 fiscal year.

Revenue estimates for Fiscal Year 2022/23 will be revised in the 2022/23 Second Quarter Report. Preliminary GDP forecasts point to a potential increase in future revenue forecasts.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces. Changes to Federal tax rates, particularly as to personal and corporate income tax, and related tax planning by taxpayers can impact the Province’s tax receipts from year to year.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with three brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue for the fiscal year ending March 31, 2023 is budgeted at $4,314 million, down from $4,435 million received in fiscal 2021/22. However, as indicated in the second paragraph of this section, revised GDP forecasts point to an increase in future 2022/23 personal income tax revenue forecasts relative to 2021/22 earnings.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses, with active business income of less than $500,000, is 0.0%. The general business tax rate is 12.0%. Corporate income tax revenue for the fiscal year ending March 31, 2023 is budgeted at $644 million, down from $810 million received in fiscal 2021/22. As in personal income tax, revised GDP forecasts point to an increase in future 2022/23 corporate income tax revenue forecasts relative to 2021/22 earnings.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property and some services, with some exemptions. Retail sales tax revenue in the fiscal year ending March 31, 2023 is budgeted at $2,410 million, up from $2,387 million received in the 2021/22 fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2023, the revenue from gasoline and motive fuel taxes is budgeted at $359 million, up from $323 million received in the 2021/22 fiscal year.

There is also a tobacco tax of 30.0¢ per cigarette and 45.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2023 is budgeted at $192 million, up from $170 million received in 2021/22 fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.75 million are exempt. The tax rate on payrolls between $1.75 million and $3.5 million is 4.3% of the amount in excess of $1.75 million. The tax rate on payrolls greater than $3.5 million is 2.15% of the total payroll. For the fiscal year ending March 31, 2023, the levy is budgeted at $422 million, up from $385 million earned in 2021/22 fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are expected to provide $6,322 million, or approximately 32%, of the Province’s total summary revenue in the fiscal year ending March 31, 2023. This compares to $6,263 million, or approximately 33%, received in the previous fiscal year. Federal transfers in 2021/22 were $623 million more than budgeted, largely due to $430 million in one-time COVID-19-related transfers from the Government of Canada to support Manitoba’s COVID-19 response.

For 2022/23, unconditional transfers from the Government of Canada, primarily grants under a federally-funded provincial fiscal equalization formula and per capita cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are budgeted to account for $5,214 million, or approximately 26% of total provincial summary revenue. This includes $72 million in federal COVID-19 funding to reduce the pandemic induced backlog of surgeries and other medical procedures paid through the CHT.

Manitoba received $991 million in federal cost-shared targeted program revenue in 2021/22. This was $396 million, or 67% more in federal cost-shared targeted program revenue than the Province received in 2020/21. Cost-shared and other transfers are forecast to be $1,108 million for the year ending March 31, 2023. This includes conditional funding for cost-shared social and economic development programs and accounts for the remainder of the federal Government transfers to Manitoba.

Equalization and the CHT and CST (the “major transfers”) are authorized by the Federal-Provincial Fiscal Arrangements Act (Canada) (Fiscal Arrangement Act).

Equalization is the Government of Canada’s transfer program for addressing differences in revenue-raising capacity among provinces. Formula-driven, the program calculates on a per capita basis how much revenue each province could raise at typical levels of taxation. Any shortfall relative to the national revenue-raising standard is paid out in Equalization payments. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $2,933 million in Equalization revenue in the fiscal year ending March 31, 2023, up from $2,719 million received in the prior fiscal year.

The Equalization Program grows in line with Canada’s economy as measured by a three-year moving average of national, nominal Gross Domestic Product (GDP) growth.

The CHT is the primary federal transfer to provinces and territories in support of health care. Total CHT funding nationally will be $47.2 billion in 2022/23. This includes base CHT of $45.2 billion and $2 billion in one-time federal COVID-19 funding provided through the CHT (Manitoba’s share is $72 million of the COVID-19 funding). Allocated on an equal per capita basis, the base CHT (not including one-time COVID-19 funding) grows in line with a three-year moving average of national, nominal GDP growth, with funding guaranteed to increase by at least 3% per year. In 2022/23, the Province forecasts $1,705 million in total CHT revenue in 2022/23, including $1,633 million in base CHT and the one-time COVID-19 payment of $72 million.

In addition to the CHT, the Province is projected to receive $43 million in targeted Government of Canada health funding for home care and mental health services in 2022/23, down from $55 million in 2021/22. Manitoba will receive approximately $400 million over 10 years in targeted home care and mental health funding, its per capita share of an $11 billion national fund announced in federal budget 2017.

The CST is a Government of Canada block transfer to provinces and territories in support of post-secondary education, social assistance and social services, including early childhood development and childcare. It is allocated on an equal per capita basis and includes a 3% automatic annual escalator. The Province budgeted $576 million in CST revenue in 2022/23, up from $561 million received in the previous fiscal year.

The Fiscal Arrangements Act has a provincial revenue stabilization provision that provides for federal grants and interest-free loans if revenue from a province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue.

Summary Government Expenses

Health, Seniors and Long Term Care. For the fiscal year ending March 31, 2023, expenditure for Health, Seniors and Long Term Care was budgeted at $7,507 million, down from $7,633 million expensed in fiscal 2022 and an increase of 0.7% over the prior year’s budget. This is the largest single expense category and represents 37.7% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions. In the 2022/23 First Quarter Report, the revised expense for Health, Seniors and Long Term Care is forecasted to be $7,593 million.

Education. Education expenditure for the fiscal year ending March 31, 2023 was budgeted at $5,266 million, up from $4,814 million expenses in fiscal 2022 and an increase of 5.2% over the prior year’s budget, representing 26.5% of Manitoba’s total budgeted Expenditure Estimate. The majority of this expense provides direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province. In the 2022/23 First Quarter Report, the expense for Education is forecasted to be unchanged at $5,266 million.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 10.5% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2023, expenditure for Families was budgeted at $2,081 million, an increase of 2.5% over the prior year’s budget and a decrease from $2,351 million expensed in fiscal 2022. In the 2022/23 First Quarter Report, the expense for Families is forecasted to be unchanged at $2,081 million.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development was budgeted at $1,949 million for the fiscal year ending March 31, 2023, an increase of 2.9% over the prior year’s budget and a decrease from fiscal 2022 expenses amount of $2,161 million. This represents 9.8% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Agriculture and Resource Development, amounting to $522 million. Expenditure for Provincial assistance to municipal governments was budgeted at $412 million for the fiscal year ending March 31, 2023 and includes funding to support the delivery of municipal services and infrastructure renewals, and grants in lieu of taxes to municipalities. In the 2022/23 First Quarter Report, the expense for Community, Economic and Resource Development is forecasted to be unchanged at $1,949 million.

Justice and Other Expenditures. Expenditure for Justice and Other Expenditures were budgeted at $2,073 million, up from the expensed amount of $1,885 million in fiscal 2022. This category represents 10.4% of the Province’s total budgeted Expenditure Estimate. In the 2022/23 First Quarter Report, the revised expense for Justice and Other Expenditures is forecasted to be $2,178 million.

The Province also provides property and income tax credits that are expensed in department appropriations and cost-of-living tax credits to residents of Manitoba. These credits were budgeted at $268.4 million for the fiscal year ending March 31, 2023.

Debt Servicing. The cost of servicing total direct public borrowings after deducting investment earnings and interest recovery on departments’ capital asset purchases was budgeted at $841.9 million for the fiscal year ending March 31, 2023, up from $774.3 million in fiscal 2022. For the fiscal year ending March 31, 2023, the gross interest expense for the Province’s direct funded borrowings was estimated to be $1,874.8 million, which was reduced by $28.0 million of interest income, $1,311.8 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $5.0 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases. In the 2022/23 First Quarter Report, Debt Servicing is forecasted to be unchanged at $1,025 million.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (GBEs)

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Some Crown organizations, such as Manitoba Hydro, are intended to operate on a commercial basis, rather than be subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis, with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2022, was $362.2 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $28.5 billion.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2018 through 2022 and the allowance for losses on realizations of assets as at March 31, 2022:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2018	2019	2020	2021	2022	2022 Valuation Allowance

	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$19,109,182	$21,500,848	$23,077,368	$23,936,073	$24,587,143	$—
The Manitoba Housing and Renewal Corporation	1,013,780	932,886	922,405	905,645	869,882	183,699
University of Manitoba	528,166	537,764	534,344	534,246	540,521	136,809
The Manitoba Agricultural Services Corporation	773,528	870,870	951,478	925,459	827,797	14,830
Manitoba Liquor & Lotteries Corporation	395,843	400,200	380,861	356,861	324,228	—
University of Winnipeg	135,602	133,013	129,840	126,911	125,369	—
Manitoba Development Corporation	68,015	59,956	53,274	47,886	32,584	20,360
Other (3)	713,590	800,053	918,368	1,112,005	1,139,398	6,509

Total	$22,737,706	$25,235,591	$26,967,938	$27,945,086	$28,446,920	$362,207

(1)

Crown organizations also have debt not guaranteed by the Province, which consists of $44.9 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $58.0 million held by various First Nations Bands and $0.09 million of assumed mortgages on existing properties.

(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

Manitoba Hydro’s objective is to provide for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2022, MHRC had total assets of $987.0 million, represented by $66.9 million of projects under construction, $648.5 million of buildings and improvements, owned land held for development and/or sale having a book value of $29.4 million, loans and mortgages receivable of $59.0 million and other assets of $183.3 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2022, MASC had total assets of $1,472.8 million, of which $787.5 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2022, MASC’s operating income was $27.0 million, after contributions to its insurance trust funds of $0.6 million and Provincial operating grants of $180.1 million. As at March 31, 2022, the accumulated surplus of MASC was $78.3 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, in each case promptly when due, in the currency in which, and country where, payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2018 through 2022.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2018	2019	2020	2021	2022

	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (2)	$32,886,773	$36,491,254	$37,243,395	$41,564,604	$43,005,044
Issues hedged to Canadian Dollars	11,788,097	12,318,554	13,014,227	11,962,422	12,705,300
U.S. Dollars	780,087	400,890	425,610	377,250	499,840
Issues hedged to U.S. Dollars	644,700	1,075,722	1,064,025	628,750	187,440

Total Direct Funded Borrowings	46,099,657	50,286,420	51,747,257	54,533,026	56,397,624
Less: Sinking Funds	(1,372,049)	(1,132,350)	(1,153,031)	(1,109,977)	(1,110,444)

Net Direct Funded Borrowings	$44,727,608	$49,154,070	$50,594,226	$53,423,049	$55,287,180

Raised for the purpose of:
General Government Programs (3)	$20,165,947	$21,575,300	$21,531,161	$23,570,926	$24,532,896
The Manitoba Hydro-Electric Board	19,109,181	21,500,847	23,077,367	23,936,072	24,587,142
Other Self-Sustaining	5,452,480	6,077,923	5,985,698	5,916,051	6,167,142
Loans Payable to GBEs and Other	0	0	0	0	0

Net Direct Funded Borrowings	$44,727,608	$49,154,070	$50,594,226	$53,423,049	$55,287,180

(1)

Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2)

Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2022, the total amount of such securities was $477 million (2021 — $477 million).

(3)

Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2022, the Province issued funded borrowings of $1,400 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2018 through 2022.

GUARANTEED BORROWINGS

	As at March 31,
	2018	2019	2020	2021	2022

	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$115,810	$61,186	$61,129	$61,121	$111,097

Issued by:
Manitoba Hydro	$115,810	$61,186	$61,129	$61,121	$111,097
Other	—	—	—	—	—
Net Guaranteed Borrowings (1)	$115,810	$61,186	$61,129	$61,121	$111,097

(1)	The table does not include guarantees of the Province totaling $32.9 million as at March 31, 2022.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2022:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities

	(In millions of dollars)
Short-Term Borrowings (4)	$2,650	$—	$2,650	$—	$2,650
2023 (4)	2,529	187	2,716	31	2,685
2024	3,248	—	3,248	60	3,188
2025	3,473	—	3,473	47	3,426
2026	3,965	—	3,965	93	3,872
2027	2,978	—	2,978	88	2,890

	18,843	187	19,030	318	18,712
2028-2032	11,550	500	12,050	401	11,650
2033-2042	8,792	—	8,792	137	8,655
2043-2072	16,026	—	16,026	255	15,771
2073-2122	600	—	600	—	600
2023-2031 Health Care Facilities	10	—	10	—	10

	$55,821	$687	$56,508	$1,110	$55,398

(1)	The table does not include guarantees of the Province totaling $32.9 million as at March 31, 2022.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $687 million) are stated at the Canadian dollar equivalent as at March 31, 2022.
(4)

Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2023 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2022, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2022 amounted to $3,730.1 million, including $1,563.9 million of accounts payable, $164.8 million of accrued interest and $2,001.4 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $4,270.9 million, represented by $692.8 million of March 2022 tax revenue receivables, $599.5 million of other receivables, $18.1 million of interest receivable, $670.9 million of accounts receivable from the Federal and other governments and $2,609.9 million in cash and equivalents, less a valuation allowance of $320.3 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2018 through 2022.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$21,538	$22,708	$22,684	$24,681	$25,643
Less Sinking Funds	(1,372)	(1,132)	(1,153)	(1,110)	(1,110)

Net General Government Programs	20,166	21,575	21,531	23,571	24,533

Manitoba Hydro	19,290	21,623	23,199	24,119	24,867
Less Sinking Funds	—	—	—	—	—

Net Manitoba Hydro	19,290	21,623	23,199	24,119	24,867

Other Crown Organizations, Public Sector Entities and Loans Payable	7,578	8,303	8,255	8,193	8,405
Less Sinking Funds	(67)	(82)	(99)	(118)	(132)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	7,510	8,220	8,156	8,078	8,273

Net Public Sector Debt	$46,966	$51,419	$52,887	$55,768	$57,673

Consisting of:
Direct Debt of the Province (1)	$43,301	$47,406	$48,606	$51,197	$52,952
Guaranteed Debt of the Province (1)	116	61	61	61	111
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	4,989	5,166	5,472	5,677	5,741

Total Public Sector Debt	48,406	52,633	54,139	56,935	58,804
Less: Accumulated Sinking Funds	(1,440)	(1,214)	(1,252)	(1,228)	(1,242)

Net Public Sector Debt	$46,966	$51,419	$52,887	$55,707	$57,562

(1)

U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March  31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2017 through 2021, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars, unless in per capita)
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector	$46,966	$51,419	$52,887	$55,707	$57,562
Per Capita	34,662	38,004	38,296	40,257	40,846
As a Percent of Primary Household Income	102.8%	111.0%	111.7%	117.6%	113.3%
As a Percent of Nominal Gross Domestic Product	65.9%	70.1%	71.6%	76.5%	72.3%
Total Net Direct Funded Borrowings of the Province	$44,728	$49,154	$50,594	$53,423	$55,287
Per Capita	33,009	36,330	36,636	38,607	39,232
As a Percent of Primary Household Income	97.9%	106.1%	106.9%	112.8%	108.9%
As a Percent of Nominal Gross Domestic Product	62.7%	67.0%	68.5%	73.3%	69.4%
Net Borrowings Issued for General Government Programs	$20,166	$21,575	$21,531	$23,571	$24,533
Per Capita	14,883	15,946	15,591	17,034	17,409
As a Percent of Primary Household Income	44.1%	46.6%	45.5%	49.8%	48.3%
As a Percent of Nominal Gross Domestic Product	28.3%	29.4%	29.1%	32.4%	30.8%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2018	2019	2020	2021	2022

	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,224	$11,361	$12,061	$13,552	$14,053

Liabilities:
Borrowings (2)	27,350	29,166	29,272	31,339	32,418
Accounts payable, accrued charges, provisions and unearned revenue	4,618	4,376	5,123	6,543	6,603
Pension liability	2,726	2,914	3,107	3,321	3,487

Total Liabilities	34,694	36,456	37,502	41,203	42,508

Summary Net Debt	$24,470	$25,095	$25,441	$27,651	$28,455

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	34.3%	34.2%	34.4%	38.0%	35.7%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by Manitoba Hydro.

Pension Liability

The Province participates in various pension plans. The two primary plans in which the Province directly participates are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Province is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets, which are set aside by the Province in irrevocable trusts.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division and School District of Mystery Lake Pension Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this Plan of $214 million (2021 — $198 million). At December 31, 2021, this Plan had an excess of net assets available for benefits over pension obligations of $2,051 million (December 31, 2020 — $1,345 million).

As at March 31, 2022, the Province’s total gross pension obligation for all these Plans (except health) was $10,729 million (2021 — $10,361 million) or $3,487 million net of plan assets (2021 — $3,321 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2020. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $3,468 million on an indexed basis as at March 31, 2022 (2021 — $3,332 million) or at $1,108 million net of plan assets as at March 31, 2022 (2021 — $1,060 million).

An actuarial report for TRAF was completed as of January 1, 2021 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $4,695 million on an indexed basis at March 31, 2022 (2021 — $4,554 million) or $2,139 million net of plan assets at March 31, 2022 (2021 — $2,024 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,566 million on an indexed basis at March 31, 2022 (2021 — $2,475 million) or at $240 million net of plan assets at March 31, 2022 (2021 — $237 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2021	2022

	(In millions of dollars)
Civil Service Superannuation Fund	$1,060	$1,108
Teachers’ Retirement Allowances Fund	2,024	2,139
Other Pension Plans	237	240

Pension Liability (1)	$3,321	$3,487

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2008 to 2022 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2022, Manitoba Hydro and its subsidiaries had a net pension liability of $600 million (2021 — $737 million), which consisted of an accrued benefit obligation of $1,868 million (2021 — $1,995 million) and pension assets of $1,268 million (2021 — $1,258 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and to allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Strategy 2040, approved by the Manitoba Hydro Board of Directors in January 2021, aligns the organization around a cohesive, sustainable, long term strategy, considering the diverse views of its many stakeholders and the rapidly changing energy industry.

Manitoba Hydro currently provides electricity to approximately 609,000 customers and natural gas service to approximately 293,000 customers within the Province. In addition, Manitoba Hydro currently has approximately 23 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2022, Manitoba Hydro’s total generating capability was 5,860 megawatts. Of this generating capability, hydro-electric stations represented 95.6%, thermal-electric stations represented 4.2% and diesel-electric stations represented 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system. As of August 1, 2018, the use of the coal thermal-electric station has been discontinued.

For the fiscal year ended March 31, 2022, 83.7% of the total energy supply of 31.8 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by imports was 13.0% (up as a result of drought), wind purchases was 3.1%, and thermal generation was 0.1%.

Operations

Net loss from consolidated operations for the fiscal year ended March 31, 2022 was $248 million, compared to net income of $119 million in the previous fiscal year. The significant deterioration from net income from the previous fiscal year was primarily a result of the impacts of drought on the hydraulic system as well as the impact of increased expense with the final six units of the Keeyask project being placed in service. These impacts were partially offset by higher domestic electricity revenue attributable to rate increases, weather impacts and customer growth. Manitoba Hydro’s debt/equity ratio was 86:14 at March 31, 2022. The Corporation has seen a significant recovery in water conditions in the 2022/23 year. Manitoba Hydro is projecting net income of $585 million for the current fiscal year. The combination of above average water conditions and higher projected spot market energy prices in 2022-23 have the potential to provide a substantial positive impact on Manitoba Hydro’s net export revenue and net income.

Electricity

As at March 31, 2022, Manitoba Hydro owned and operated 16 hydro-electric generating stations having a total installed electric generating capability of 5,605 megawatts, including six stations with a total capability of 4,366 megawatts located on the Nelson River; these totals will increase by about 331 MW once Keeyask is fully commissioned in 2022/23. Manitoba Hydro also owned and operated one thermal-electric generating stations having a total installed capability of 244 megawatts and four isolated diesel sites having an installed capacity of 11 megawatts. The Selkirk thermal-electric generating station was taken off-line in April 2021 to be decommissioned.

As at March 31, 2022, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 14,275 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 125,000 kilowatts and a firm import transfer capability of 25,000 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 400,000 kilowatts and a firm import transfer capability of 145,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 3,058,000 kilowatts and a firm import transfer capability of 1,475,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2022, Manitoba Hydro sold a total of 28.8 billion kilowatt-hours of electricity, representing a decrease of 11.8% from the fiscal year ended March 31, 2021. Manitoba sales volumes increased due to weather impacts as a result of a colder winter and warmer summer, and customer growth. Extraprovincial sales volumes decreased 43.1% due to lower opportunity sales volumes as a result of unfavourable water conditions due, partially offset by new firm dependable sales contracts made possible by the construction of the Keeyask Generating Station.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 293,000 customers that are located in over 132 communities throughout southern Manitoba. Centra Gas owns a network of transmission (2,034 kilometers) and distribution (8,771 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2022, Centra Gas had total gas deliveries of 74.5 billion cubic feet, an increase of 2.5% from the prior year due to the impact of colder winter weather and customer growth.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and were last increased by 3.6% effective January 1, 2022.

On September 22, 2021, the Department of Crown Services issued a directive to Manitoba Hydro respecting the requirements and parameters for submission of a rate application to the Public Utilities Board for 2021/22 and future years. In accordance with that directive, Manitoba Hydro filed a rate application on November 2021 requesting an interim rate increase for fiscal year 2021/22 to address the impacts created by drought conditions experienced throughout 2021. This application resulted in the Public Utilities Board approving an average interim increase of 3.6% effective January 1, 2022. Manitoba Hydro anticipates filing a multi-year rate application with the PUB in later 2022 seeking final approval of the above interim rate increase, as well as changes to electricity rates for two additional fiscal years.

Manitoba Hydro’s natural gas subsidiary, Centra Gas Manitoba Inc. (Centra), files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of gas commodity price changes. Centra also offers a fixed rate service for gas commodity supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years. Natural gas revenues include the federal carbon charge (FCC), which came into effect on April 1, 2019. The FCC is collected from customers based on the volume of gas consumed and is remitted to the Federal government. The FCC has no impact on net income.

Strategy 2040 provides strategic direction for Manitoba Hydro, and along with developing Provincial Energy Policy and Manitoba Hydro’s Integrated Resource Plan, will inform future long-term financial plans, including any future rate change requirements.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2018		2019		2020		2021		2022
Electricity
Installed Generating Capability (in megawatts)	5,648		5,561		5,615		5,608		5,860
Manitoba Firm Peak Demand (in megawatts)	4,735		4,911		4,692		4,888		4,785
Energy Supply (in millions of kilowatt-hours)
Generated	34,627		30,943		34,557		35,205		26,645
Purchased (scheduled energy)	1,457		1,728		1,005		1,447		5,126

Total	36,084		32,671		35,562		36,652		31,771

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	22,505		22,770		22,002		21,701		22,573
Extraprovincial (scheduled energy deliveries)	9,448		6,267		9,629		10,908		6,206

Total	31,953		29,037		31,631		32,609		28,779

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,464,395		$1,706,983		$1,702,135		$1,714,451		$1,833,566
Extraprovincial	436,884		430,214		468,273		610,940		584,756

Total	$1,901,279		$2,137,197		$2,170,408		$2,325,391		$2,418,322

Number of Customers	580,262		586,795		593,490		600,991		608,554
Average Revenue per kilowatt-hour
Manitoba	6.51	¢	7.50	¢	7.74	¢	7.90	¢	8.12	¢
Extraprovincial	4.62	¢	6.86	¢	4.86	¢	5.60	¢	9.42	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	4.13	¢	4.57	¢	4.09	¢	4.40	¢	5.85	¢
Natural Gas
Gas Deliveries (in billions of cubic feet)	72.3		78.7		75.8		72.7		74.5

Number of Customers	281,990		284,996		287,714		290,502		293,256
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$173,942		$184,612		$164,746		$165,346		$202,333
Commercial/Industrial	165,055		177,461		161,956		163,573		221,063
Transportation	3,948		3,668		4,331		5,285		5,337
Federal Carbon Charge	—		—		57,448		82,119		113,836
Other	2,380		2,523		2,463		2,628		3,240

Total	$345,325		$368,264		$390,943		$418,952		$545,807

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major Capital (referred to previously as Major New Generation and Transmission), which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities and demand side management programs during the four-year period ended March 31, 2022 and the estimated capital expenditures and demand side management programs during the five-year period ending March 31, 2027.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2019	2020	2021	2022	2023	2024	2025-2027
Electricity
Major Capital*	$1,598,517	$1,452,546	$793,218	$304,239	$315,017	$316,135	$162,047
Generation Additions & Upgrades	93,400	84,037	108,143	119,343	130,000	132,080	409,055
Transmission & Stations	100,923	131,451	122,540	126,707	140,000	132,080	409,055
Distribution & Other	271,474	329,402	251,108	257,968	274,800	331,958	1,037,242
Natural Gas
Distribution & Other	40,432	43,387	36,571	44,962	46,780	40,596	126,725
Demand Side Management	75,825	60,186	34,945	44,091	80,063	77,580	256,163

Total	$2,180,571	$2,101,009	$1,346,525	$897,310	$986,660	$1,030,429	$2,400,287

*	Previously named Major New Generation & Transmission

Major Capital expenditures for the five-year period to March 31, 2027 are projected to be approximately $800 million, which is all attributable to the Keeyask Project. The Keeyask Project includes the construction of a 695-megawatt Keeyask Generating Station on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership.

Unit commissioning started in the fall of 2020. The first unit was online February 16, 2021, six months ahead of the control schedule of August 2021. The remaining six generating units were brought online between April 1, 2021 and March 31, 2022, meaning all seven generating units at Keeyask are now online and able to deliver clean, renewable energy to Manitoba Hydro customers.

While all generating units are in-service, work remains to bring the powerhouse into full operation. This includes: completing the supporting systems including building and safety systems such as fire detection and suppression, telecommunications, and HVAC systems; testing and commissioning the subsystems after their installation; installing safety features around the site including public safety fences and guard rails along the roads and ramps; and decommissioning the site by removing the 2500 person camp and completing site remediation.

Despite the additional safety arrangements necessitated by the COVID-19 pandemic, Manitoba Hydro projects final costs for the Keeyask project to come in below the control budget of $8.7 billion.

Sustaining capital expenditures, excluding Major Projects, total approximately $3.2 billion over the five-year forecast period to 2026/27. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the Province. Manitoba Hydro targets to have internally generated funds fund the majority of these sustaining capital expenditures.

Efficiency Manitoba is responsible for the planning, design and implementation of demand side management (DSM) programming for both electricity and natural gas. The electricity and natural gas DSM activities of Efficiency Manitoba are funded by Manitoba Hydro.

Summary of Historical Major Capital

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 213 km 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. The MMTP project received approval from federal and provincial regulatory authorities and construction commenced in August 2019 and was completed on schedule and placed in-service on June 1, 2020. The GNTL connects with the MMTP at the Canada–US border near Roseau, Minnesota and runs approximately 360 kilometers south east to the new Iron Range 500-230 kV substation near Grand Rapids, Minnesota. The total cost of the MMTP is coming in below the $490 million control budget.

The Birtle Transmission Line project was developed as a requirement of the 100 MW System Power Sale to SaskPower. The Birtle Transmission Line is a 46 km, 230 kV line which connects the Manitoba grid at Birtle, Manitoba to the Saskatchewan grid at the border. Manitoba Hydro received the Environment Act License for the project in January 2020. Transmission line construction commenced in July 2020 and the project went into service in March of 2021 and is coming in below the control budget of $69 million. Manitoba Hydro received federal funding through the ICIP (Investing in Canada Infrastructure Program) in the amount of $12 million for the project.

Bipole III is a new high voltage direct current (HVDC) transmission project completed in 2018, built to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to load in the south. The 1,384 kilometer Bipole III route originates at the Keewatinohk Converter Station near Gillam, travels south and west of Lakes Winnipegosis and Manitoba, and terminates at the Riel Converter Station on the east side of Winnipeg. The project went into service on July 4, 2018 and is within the control budget of $4.62 billion.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations as at March 31, 2022.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Interconnected Capability
		(in megawatts)
Jenpeg	Nelson	90
Keeyask (1)	Nelson	364
Kelsey	Nelson	292
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,390
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	139
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	166
Slave Falls	Winnipeg	60
Pointe Du Bois	Winnipeg	34
Grand Rapids	Saskatchewan	480
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	207

Total Hydraulic Capability		5,605
Brandon (2)		244

Total Integrated System Capability		5,849

(1)	Keeyask generating capability will increase by about 331 MW once Keeyask is fully commissioned in 2022/23.
(2)	The Selkirk thermal generating station was taken off-line in April 2021 to be decommissioned.

POTENTIAL GENERATING STATIONS (3)

Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Notigi	Burntwood	120
Bonald	Churchill	110
Early Morning	Burntwood	80

(3)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis with numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordinating Agreement with Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of MISO. From its headquarters in central Indiana, MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 205,000 megawatts of generation capacity and over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term
Northern States Power Company:
350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
125 MW System Power Sale	May 1, 2021 – April 30, 2025
11 MW Financial Swap	January 1, 2022 – December 31, 2027
Great River Energy:
200 MW Diversity Exchange	November 1, 2014 – April 30, 2030
Minnesota Power:
3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040
Minnesota Municipal Power Agency:
65 MW to 105 MW Capacity Sale	June 1, 2020 – May 31, 2030
Wisconsin Public Service Corporation:
100 MW System Power Sale	June 1, 2021 – May 31, 2027
100 MW Energy Sale	June 1, 2027 – May 31, 2029
Saskatchewan Power Corporation:
25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	June 1, 2020 – May 31, 2040
215 MW System Power Sale	June 1, 2022 – May 31, 2052
Basin Electric Power Cooperative:
50 MW to 80 MW Capacity Sale	June 1, 2023 – May 31, 2028
Dairyland Power Cooperative:
50 MW Diversity Exchange	June 1, 2022 – May 31, 2027
Independent Electricity System Operator:
Capacity Option	September 1, 2021 – October 31, 2021

Definitions:

Capacity: Zonal Resource Credit (ZRC) or Unforced Capacity (UCAP).

Diversity Exchange: seasonal swap of capacity.

Energy Sale: long-term energy sale contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: a contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon price node.

(S): summer season.

System Power Sale: annual sales of both capacity and firm energy.

UCAP: unforced capacity.

(W): winter season.

ZRC: annual capacity sale. It is a zonal resource capacity product sold in the MISO market.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022
	Restated
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$3,018	$3,407
Temporary investments	1,001	761
Amounts receivable	1,901	2,288
Inventories for resale	25	17
Portfolio investments	2,167	2,290
Loans and advances	1,591	1,438
Equity in government business enterprises	3,829	3,832
Equity in government business partnerships	20	20

TOTAL FINANCIAL ASSETS	$13,552	$14,053

LIABILITIES
Borrowings	31,339	32,418
Accounts payable, accrued charges, provisions and unearned revenue	6,543	6,603
Pension liability	3,321	3,487

TOTAL LIABILITIES	41,203	42,508

NET DEBT	(27,651)	(28,455)

NON-FINANCIAL ASSETS
Inventories held for use	190	342
Prepaid expense	81	87
Tangible capital assets	14,255	14,477

	14,526	14,906

ACCUMULATED DEFICIT	$(13,125)	$(13,549)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022
	Restated
	(In millions of dollars)
REVENUE
Income taxes:
Corporation income tax	$542	$810
Individual income tax	3,657	4,435
Other taxes:
Corporation taxes	341	333
Fuel taxes	299	323
Land transfer tax	109	146
Levy for health and education	370	385
Retail sales tax	2,208	2,387
Tobacco tax	198	170
Other taxes	9	13
Education property tax	895	728
Fees and other revenue	2,291	2,479
Federal transfers:
Equalization	2,510	2,719
Canada Health Transfers	1,520	1,562
Canada Social Transfers	545	561
Canada COVID-19 Transfers	730	430
Shared cost and other	595	991
Net income from government business enterprises	600	321
Sinking funds and other investment earnings	325	314

TOTAL REVENUE	17,744	19,107

EXPENSES
Legislative Assembly	47	48
Executive Council	6	6
Advanced Education, Skills, and Immigration	1,476	1,476
Agriculture	302	645
Economic Development, Investment and Trade	288	282
Education and Early Childhood Learning	3,184	3,338
Environment, Climate & Parks	355	157
Families	2,041	2,351
Finance	479	173
Health	7,056	7,265
Indigenous Reconciliation and Northern Relations	31	40
Justice	779	761
Labour, Consumer Protection and Government Services	625	530
Mental Health and Community Wellness	350	368
Municipal Relations	777	420
Natural Resources and Northern Development	112	113
Public Service Commission	27	37
Seniors and Long Term Care	—	—
Sport, Culture and Heritage	124	92
Transportation and Infrastructure	482	504
Tax Credits	52	72
Enabling Appropriations	25	31
Emergency Expenditures	281	135
Debt Servicing	969	967

TOTAL EXPENSES	19,868	19,811

NET INCOME (LOSS) FOR THE YEAR	$(2,124)	$(704)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022
	Restated
	(In millions of dollars)
Opening accumulated deficit, as previously reported	$(11,025)	$(12,897)
Prior Year Restatement (Note 1)	(10)	(29)
Prior Year Restatement (Note 2)	(211)	(198)

Opening accumulated deficit, as restated	(11,244)	(13,124)
Other comprehensive income (loss)	243	279
Net loss for the year	(2,124)	(704)

Closing accumulated deficit	$(13,125)	$(13,549)

Note 1:

In two pension plans in which the Province participates, the accrued benefit asset was accounted for in error. One plan had an adjustment when one was not required, and in the second plan the benefit asset was not adjusted when it should have been.

These two errors together resulted in an increase to the accumulated deficit of $10 million at April 1, 2020 and understated pension expense by $19 million for the fiscal year ended March 31, 2021. The pension liability and accumulated deficit were understated by $19 million at April 1, 2021.

Note 2:

The Production Insurance Trust and Hail Insurance Trust financial statement information have been consolidated into the financial statement of Manitoba Agricultural Services Corporation (MASC) and then into the summary financial statements. The 2020/21 comparative financial statement information has been restated accordingly. MASC has also adopted a change in accounting policy. Effective April 1, 2020 the Government of Manitoba is applying Public Sector Accounting Board accounting standards — Restricted Assets and Revenues, Section PS 3100.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022

	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net income / (loss) for the year	$(2,124)	$(704)
Changes in non-cash items:
Temporary investments	(440)	240
Amounts receivable	(111)	(396)
Valuation allowance	62	7
Inventories	(106)	(144)
Prepaids	(5)	(6)
Accounts payable, accrued charges, provisions and deferrals	1,420	60
Pension liability	215	166
Amortization of debt discount	(10)	(68)
Unamortized losses on derivative contracts	167	(15)
Loss on disposal of tangible capital assets	64	47
Amortization of tangible capital assets	783	802

	(85)	(11)
Other comprehensive income (loss)	243	279
Changes in equity in GBEs and GBPs	(418)	(3)

Cash provided by operating activities	(260)	265

Capital Activities
Acquisition of tangible capital assets	(1,061)	(1,071)

Cash used in capital activities	(1,061)	(1,071)

Investing activities
Investments purchased	(3,728)	(2,270)
Investments sold or matured	2,340	1,659

Cash used in investing activities	(1,388)	(611)

Financing activities
Debt issued	6,981	4,775
Debt redeemed	(4,034)	(2,969)

Cash provided by financing activities	2,947	1,806

Increase in cash and cash equivalents	238	389
Cash and cash equivalents, beginning of year	2,780	3,018

Cash and cash equivalents, end of year	$3,018	$3,407

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2022 (2)

(with comparative figures for 2021)

	Utilities	Insurance	Finance	Total 2022	Total 2021

	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$3,064	$1,478	$1,494	$6,036	$5,708

Expenses:
Operations	2,244	1,506	885	4,635	4,249
Debt servicing	1,068	—	12	1,080	859

Total Expenses	3,312	1,506	897	5,715	5,108

Net Income	(248)	(28)	597	321	600
Other comprehensive income (loss)	177	102	—	279	243

Total comprehensive income (loss)	(71)	74	597	600	843
Transfers to the Government	—	—	(597)	(597)	(425)

Net increase in equity in government business enterprises	$(71)	$74	$—	$3	$418

(1)	Government business enterprises consist of the following as at March 31, 2022:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

Finance:

The Manitoba Liquor and Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2022

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
GF	02-Jun-23	2013	2.55	3,050,000	(1)
GH	02-Jun-24	2014	3.30	900,000	(1)
GJ	02-Jun-25	2015	2.45	2,950,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GN	02-Jun-26	2016	2.55	1,900,000	(1)
GS	02-Jun-27	2017	2.60	1,500,000	(1)
GU	02-Jun-28	2018	3.00	1,450,000	(1)
GW	02-Jun-29	2019	2.75	1,300,000	(1)
GY	02-Jun-30	2020	2.05	1,300,000	(1)
CL	05-Mar-31	1991	10.50	599,945	(1)
HA	05-Jun-31	2021	2.05	1,900,000	(1)
FA	05-Mar-37	2004	5.70	700,000	(1)
PB	05-Mar-38	2007	4.60	950,000	(1)
FK	05-Mar-40	2008	4.65	800,000	(1)
FR	05-Mar-41	2010	4.10	1,300,000	(1)
FT	05-Mar-42	2011	4.40	400,000	(1)
GA	05-Mar-43	2012	3.35	550,000	(1)
GG	05-Sept-45	2013	4.05	1,500,000	(1)
GK	05-Sept-46	2015	2.85	1,950,000	(1)
GR	05-Sept-48	2017	3.40	2,100,000	(1)
FN	05-Mar-50	2009	4.70	350,000	(1)
GV	05-Mar-50	2018	3.20	2,550,000	(1)
GZ	05-Sep-52	2020	2.05	1,800,000	(1)

Total Debenture Loans				32,099,945

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Medium-Term Notes
C119-MTN	05-Sep-25	2010	4.40	715,000	(1)
C136-MTN	05-Sep-29	2013	3.25	356,000	(1)
C074-MTN	03-Dec-29	2004	STEP	100,000	(6)
C116-MTN	05-Mar-31	2010	6.30	100,000	(5)
C134-MTN	06-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	6.30	50,000	(1)(5)
C052-MTN	29-Oct-32	2002	6.30	30,000	(1)
C141-MTN	05-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	01-Dec-36	2006	2.00	131,288	(1)
C124-MTN	05-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	05-Mar-40	2000	6.20	276,000	(1)
C040-MTN	05-Mar-42	2002	6.00	350,000	(1)
C068-MTN	05-Mar-44	2004	5.80	120,000	(1)
C092-MTN	05-Sept-44	2007	5.00	157,035	(1)
C129-MTN	05-Sept-52	2012	3.15	610,000	(1)
C139-MTN	05-Sept-54	2014	3.65	75,000	(1)
C110-MTN	05-Mar-60	2009	5.20	325,000	(1)
C109-MTN	05-Mar-63	2009	4.63	255,000	(1)
C137-MTN	05-Mar-63	2013	3.45	1,199,000	(1)
C160-MTN	05-Mar-68	2018	3.10	1,465,000	(1)
C175-MTN	05-Sep-20	2020	2.95	600,000	(1)

				7,454,323

H060	05-Sep-29	2014	3.25	100,000	(1)
H061	05-Sep-33	2014	3.75	50,000	(1)

				150,000

D025-MTN	05-Mar-31	2000	6.30	310,000	(1)
D129-MTN	05-Mar-31	2005	STEP	100,000	(5)

				410,000

Total Medium-Term Notes				8,014,323

Canadian Issues Swapped to U.S. Dollars:
CAD $
GC-1B	06-Sep-22	2013	2.10	(197,100)	(1)(3)

				(197,100)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Foreign Issues Swapped to Canadian Dollars:
GT	04-May-22	2017	N/A	1,366,700
GB	08-Aug-22	2012	N/A	209,700
GC	06-Sep-22	2012	N/A	592,710
C166	15-Dec-22	2019	N/A	556,433
H059	13-Sep-23	2013	N/A	198,185
GX	16-Apr-24	2020	N/A	1,332,700
GI	14-May-24	2014	N/A	872,400
C140	03-Mar-25	2014	N/A	367,444
C173	20-Apr-26	2020	N/A	148,000
C145	09-Jun-26	2015	N/A	287,071
GP	22-Jun-26	2016	N/A	642,750
C157	17-Aug-27	2017	N/A	298,522
C164	19-Jul-28	2018	N/A	35,030
C161	22-Aug-28	2018	N/A	220,744
HB-1	25-Oct-28	2021	N/A	742,380
C155	28-Nov-28	2016	N/A	185,360
C167	15-Mar-29	2019	N/A	330,625
C169	10-Apr-29	2020	N/A	35,665
C165	19-Jul-29	2018	N/A	34,750
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C179	31-Nov-31	2021	N/A	32,225
C183	03-Feb-32	2022	N/A	32,404
C180	17-Nov-32	2021	N/A	145,889
C184	03-Feb-33	2022	N/A	32,404
C171	18-Jul-34	2020	N/A	69,348
C172	30-Mar-35	2020	N/A	93,110
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
C182	02-Feb-37	2022	N/A	99,900
C185	16-Feb-37	2022	N/A	109,890
H063	28-Jan-39	2019	N/A	45,372
C168	15-Mar-39	2019	N/A	198,375
C154	25-Jun-39	2016	N/A	58,600
C174	20-Apr-40	2020	N/A	146,000
C143	25-Jun-40	2015	N/A	680,511
C177	25-Jun-40	2020	N/A	129,750
S002	31-Oct-40	2011	N/A	55,864
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
C151	25-Jun-41	2016	N/A	414,355
C181	25-Nov-41	2021	N/A	228,064
H057	17-Nov-42	2012	N/A	39,463
C149	27-Apr-46	2016	N/A	58,391
C152	08-Aug-46	2016	N/A	50,838
C153	30-Aug-46	2016	N/A	76,291
C156	05-Dec-46	2016	N/A	61,554
C158	25-Feb-47	2017	N/A	103,748
C170	25-Jun-49	2020	N/A	150,000
C176	25-Jun-49	2020	N/A	116,400
C178	02-Nov-49	2020	N/A	155,560
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				12,705,304

Total Canadian Dollars				52,622,477

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(B) Payable in U.S. Dollars:
GT	04-May-22	2017	2.13	1,249,600	(1)(2)
GC	06-Sep-22	2012	2.10	749,760	(1)(2)
GX	16-Apr-24	2020	2.60	1,249,600	(1)(2)
GI	14-May-24	2014	3.05	999,680	(1)(2)
GP	22-Jun-26	2016	2.13	624,800	(1)(2)
HB	25-Oct-28	2021	1.5	1,249,600	(1)(2)

				6,123,040

Swapped to Canadian Dollars:
GT	04-May-22	2017	2.13	(1,249,600)	(1)(2)
GC	06-Sep-22	2012	2.10	(749,760)	(1)(2)
GX	16-Apr-24	2020	2.60	(1,249,600)	(1)(2)
GI	14-May-24	2014	3.05	(999,680)	(1)(2)
GP	22-Jun-26	2016	2.13	(624,800)	(1)(2)
HB	25-Oct-28	2021	1.5	(749,760)	(1)(2)

				(5,623,200)

Canadian Issues Swapped to U.S. Dollars:
GC-1B	06-Sep-22	2013	2.10	187,440

				187,440

Total U.S. Dollars				687,280

(C) Payable in Australian Dollars:
GB	08-Aug-22	2012	4.25	187,280	(1)(2)
H059	13-Sep-23	2013	5.25	187,280	(1)(2)
C140	03-Mar-25	2014	4.25	351,150	(1)(2)
C145	09-Jun-26	2015	3.75	271,556	(1)(2)
C157	17-Aug-27	2017	3.60	280,920	(1)(2)
C161	22-Aug-28	2018	3.50	210,690	(1)(2)
C179	17-Nov-31	2021	2.40	32,774	(1)(2)
C183	03-Feb-31	2022	2.75	33,710	(1)(2)
C180	17-Nov-32	2021	2.50	150,760	(1)(2)
C184	03-Feb-33	2022	2.85	33,710	(1)(2)

				1,739,831

Australian Dollar Issues Swapped to Canadian Dollars:
GB	08-Aug-22	2012	4.25	(187,280)	(1)(2)
H059	13-Sep-23	2013	5.25	(187,280)	(1)(2)
C140	03-Mar-25	2014	4.25	(351,150)	(1)(2)
C145	09-Jun-26	2015	3.75	(271,556)	(1)(2)
C157	17-Aug-27	2017	3.60	(280,920)	(1)(2)
C161	22-Aug-28	2018	3.50	(210,690)	(1)(2)
C179	17-Nov-31	2021	2.40	(32,774)	(1)(2)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C183	03-Feb-31	2022	2.75	(33,710)	(1)(2)
C180	17-Nov-32	2021	2.50	(150,760)	(1)(2)
C184	03-Feb-33	2022	2.85	(33,710)	(1)(2)

				(1,739,831)

Total Australian Dollars				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(D) Payable in Euros:
C113	29-Mar-30	2010	4.00	103,898	(1)(2)
C148	24-Mar-31	2016	1.28	279,831	(1)(2)
C172	30-Mar-35	2020	0.60	83,118	(1)(2)
C142	11-Jun-35	2015	1.39	44,330	(1)(2)
C146	11-Dec-35	2015	1.86	80,347	(1)(2)
C182	02-Feb-37	2022	0.75	96,971	(1)(2)
H063	28-Jan-39	2019	1.72	41,559	(1)(2)
C154	25-Jun-39	2016	2.75	55,412	(1)(2)
C143	25-Jun-40	2015	1.77	651,091	(1)(2)
C177	25-Jun-40	2020	1.19	117,751	(1)(2)
S002	31-Oct-40	2011	3.24	55,412	(1)(2)
C147	25-Feb-41	2016	1.74	117,751	(1)(2)
H062	25-Jun-41	2016	1.95	62,339	(1)(2)
C151	25-Jun-41	2016	1.50	394,811	(1)(2)
C181	25-Nov-41	2021	0.70	221,648	(1)(2)
H057	17-Nov-42	2012	2.67	42,944	(1)(2)
C152	8-Aug-46	2016	1.11	48,486	(1)(2)
C158	23-Feb-47	2017	2.00	103,898	(1)(2)
C170	25-Jun-49	2020	1.50	138,530	(1)(2)
C176	25-Jun-49	2020	1.25	103,898	(1)(2)
C178	02-Nov-49	2020	0.48	138,530	(1)(2)
C120	14-Oct-50	2010	3.15	69,265	(1)(2)
C128	25-Jun-52	2012	2.78	69,265	(1)(2)

				3,121,081

Euro Issues swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(103,898)	(1)(2)
C148	24-Mar-31	2016	1.28	(279,831)	(1)(2)
C172	30-Mar-35	2020	0.60	(83,118)	(1)(2)
C142	11-Jun-35	2015	1.39	(44,330)	(1)(2)
C146	11-Dec-35	2015	1.86	(80,347)	(1)(2)
C182	02-Feb-37	2022	0.75	(96,971)	(1)(2)
H063	28-Jan-39	2019	1.72	(41,559)	(1)(2)
C154	25-Jun-39	2016	2.75	(55,412)	(1)(2)
C143	25-Jun-40	2015	1.77	(651,091)	(1)(2)
C177	25-Jun-40	2020	1.19	(117,751)	(1)(2)
S002	31-Oct-40	2011	3.24	(55,412)	(1)(2)
C147	25-Feb-41	2016	1.74	(117,751)	(1)(2)
H062	25-Jun-41	2016	1.95	(62,339)	(1)(2)
C151	25-Jun-41	2016	1.50	(394,811)	(1)(2)
C181	25-Nov-41	2021	0.70	(221,648)	(1)(2)
H057	17-Nov-42	2012	2.67	(42,944)	(1)(2)
C152	8-Aug-46	2016	1.11	(48,486)	(1)(2)
C158	23-Feb-47	2017	2.00	(103,898)	(1)(2)
C170	25-Jun-49	2020	1.50	(138,530)	(1)(2)
C176	25-Jun-49	2020	1.25	(103,898)	(1)(2)
C178	02-Nov-49	2020	0.48	(138,530)	(1)(2)
C120	14-Oct-50	2010	3.15	(69,265)	(1)(2)
C128	25-Jun-52	2012	2.78	(69,265)	(1)(2)

				(3,121,081)

Total Euros				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(E) Payable in Hong Kong Dollars:
C155	28-Nov-28	2016	2.57	170,665	(1)(2)

				170,665

Hong Kong Dollar Issues Swapped to Canadian Dollars:
C155	28-Nov-28	2016	2.57	(170,665)	(1)(2)

				(170,665)

Total Hong Kong Dollars				0

(F) Payable in Japanese Yen:
C149	27-Apr-46	2016	0.80	51,400	(1)(2)
C153	30-Aug-46	2016	0.70	61,680	(1)(2)
C156	5-Dec-46	2016	0.70	51,400	(1)(2)

				164,480

Japanese Yen Issues swapped to Canadian Dollars:
C149	27-Apr-46	2016	0.80	(51,400)	(1)(2)
C153	30-Aug-46	2016	0.70	(61,680)	(1)(2)
C156	5-Dec-46	2016	0.70	(51,400)	(1)(2)

				(164,480)

Total Japanese Yen				0

(G) Payable in New Zealand Dollars:
C164	19-Jul-28	2018	3.61	33,813	(1)(2)
C169	10-Apr-29	2020	2.92	34,247	(1)(2)
C165	19-Jul-29	2018	3.69	33,813	(1)(2)
C185	16-Feb-37	2022	3.74	112,710	(1)(2)

				214,583

New Zealand Dollar Issues Swapped to Canadian Dollars:
C164	19-Jul-28	2018	3.61	(33,813)	(1)(2)
C169	10-Apr-29	2020	2.92	(34,247)	(1)(2)
C165	19-Jul-29	2018	3.69	(33,813)	(1)(2)
C185	16-Feb-37	2022	3.74	(112,710)	(1)(2)

				(214,583)

Total New Zealand Dollars				0

(H) Payable in U.K. Pound Sterling:
C166	15-Dec-22	2019	1.50	533,553	(1)(2)

				533,553

U.K. Pound Sterling Issues Swapped to Canadian Dollars:
C166	15-Dec-22	2019	1.50	(533,553)	(1)(2)

				(533,553)

Total U.K. Pound Sterling				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(I) Payable in Swiss Francs:
C173	20-Apr-26	2020	0.20	135,420	(1)(2)
C167	15-Mar-29	2019	0.25	338,550	(1)(2)
C168	15-Mar-39	2019	0.80	203,130	(1)(2)
C174	20-Apr-40	2020	0.70	135,420	(1)(2)

				812,520

Swiss Franc Issues Swapped to Canadian Dollars:
C173	20-Apr-26	2020	0.20	(135,420)	(1)(2)
C167	15-Mar-29	2019	0.25	(338,550)	(1)(2)
C168	15-Mar-39	2019	0.80	(203,130)	(1)(2)
C174	20-Apr-40	2020	0.70	(135,420)	(1)(2)

				(812,520)

Total Swiss Francs				0

(J) Payable in Swedish Kronas:
C171	18-Jul-34	2020	1.25	66,800	(1)(2)

				66,800

Swedish Krona Issues Swapped to Canadian Dollars:
C171	18-Jul-34	2020	1.25	(66,800)	(1)(2)

				(66,800)

Total Swedish Kronas				0

Total Bonds and Debentures				53,309,752

Canadian Pension Plan (Payable in Canadian Dollars)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				477,357

Health Care Facilities				10,052

Province of Manitoba Promissory Notes				0

Immigrant Investor Program (IIP)	2020-2022	Various		467

Treasury Bills Payable in CAD	Various	Various		2,600,000	(7)

Total Borrowings				56,397,628

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2022

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$72
Series 2	15-Jun-93	1990	Matured	15
Series 3	15-Jun-96	1991	Matured	104
Series 4	15-Jun-97	1992	Matured	321
Series 5	15-Jun-01	1996	Matured	333
Series 6	15-Jun-02	1997	Matured	45
	15-Jun-00	1997	Matured	117
	15-Jun-02	1997	Matured	90

				1,097

Manitoba Hydro Promissory Notes				50,000
City of Winnipeg Hydro Bonds				60,000	(1)

Total Self-Supporting Guaranteed Debt				111,097

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $200,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	2018	2019	2020	2021	2022

	(In millions of dollars)
Revenues
Domestic
Electric	$1,464	$1,707	$1,702	$1,714	$1,834
Gas	343	365	388	416	542
Extraprovincial	437	430	468	611	585
Other	86	74	71	80	79

	2,330	2,576	2,629	2,821	3,040

Expenses
Cost of gas sold	196	212	238	277	405
Finance expense	641	778	838	846	1,068
Operating and administrative	586	576	579	608	660
Depreciation and amortization	430	496	512	563	605
Water rentals and assessments	126	113	126	128	101
Fuel and power purchased	130	136	98	184	394
Capital and other taxes	146	155	163	167	179
Other expenses	548	130	104	80	91
Finance income	(23)	(31)	(43)	(24)	(24)

	2,780	2,565	2,615	2,829	3,479

Net income (loss) before net movement in regulatory balances	(450)	11	14	(8)	(439)

Net movement in regulatory balances	479	107	85	125	180

Net Income	$29	$118	$99	$117	$(259)

Net income (loss) attributable to:
Manitoba Hydro	$37	$121	$99	$119	$(248)
Non-controlling interests	(8)	(3)	—	(2)	(11)

	$29	$118	$99	$117	$(259)

Note: The financial information for the fiscal years 2018-2022 was prepared using IFRS.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022

	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$1,142	$1,083
Accounts receivable and accrued revenue	464	509
Prepaid expenses	23	23
Inventory	118	106

	1,747	1,721

Property, Plant and Equipment	26,023	26,376
Non-Current Assets
Sinking fund investments	—	—
Goodwill	107	107
Intangible assets	1,060	1,023
Loans and other receivables	524	543

	1,691	1,673

Total assets before regulatory deferral balance	29,461	29,770
Regulatory deferral balance	1,254	1,368

	$30,715	$31,138

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$1,121	$1,141
Accounts payable and accrued liabilities	453	482
Notes payable	—	50
Other liabilities	167	126
Accrued interest	131	136

	1,872	1,935

Long-Term Debt	23,065	23,617
Non-Current Liabilities
Other long-term liabilities	805	820
Employee future benefits	1,010	882
Deferred revenue	579	607
Provisions	44	72

	2,438	2,381

Total liabilities	27,375	27,933
Equity
Retained earnings	3,260	3,012
Accumulated other comprehensive loss	(560)	(383)

Equity attributable to Manitoba Hydro	2,700	2,629
Non-controlling interests	323	325

Total equity	3,023	2,954

Total liabilities and equity before regulatory deferral balance	30,398	30,887
Regulatory deferral balance	317	251

	$30,715	$31,138

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022

	(In millions of dollars)
Operating Activities
Net Income	$117	$(259)
Net movement in regulatory balances	(125)	(180)
Add back:
Depreciation and amortization	563	605
Finance Expense	846	1,068
Finance Income	(24)	(24)
Adjustments for non-cash items	14	(10)
Adjustments for changes in non-cash working capital accounts:
Accounts receivable and accrued revenue	(76)	(38)
Prepaid expenses	8	(1)
Accounts payable and accrued liabilities	(86)	27
Other	64	64
Interest received	4	4
Interest paid	(1,057)	(1,092)

	248	164

Investing Activities
Additions to property, plant and equipment	(1,073)	(805)
Additions to intangible assets	(39)	(11)
Contributions received	49	46
Cash paid for mitigation obligations	(10)	(15)
Cash paid for major development obligations	(11)	(20)
Cash paid for transmission rights obligations	(22)	(22)
Other	7	5

	(1,099)	(822)

Financing Activities
Proceeds from long-term debt	2,600	1,505
Retirement of long-term debt	(1,532)	(954)
Advances to investment entities	(23)	(13)
Contributions from non-controlling interests	23	13
Proceeds from short-term borrowings, net	—	50
Sinking fund investment withdrawals	232	310
Sinking fund investment purchases	(232)	(310)
Repayment of lease liabilities	(1)	(2)

	1,067	599

Net increase (decrease) in cash and cash equivalents	216	(59)
Cash and cash equivalents, beginning of year	926	1,142

Cash and cash equivalents, end of year	$1,142	$1,083

V. THE MANITOBA HYDRO — ELECTRIC BOARD

Consolidated Statement of Comprehensive Income

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	2021	2022

	(In millions of dollars)
Net Income	$117	$(259)
Other comprehensive income (loss)
Items that will not be reclassified to income
Net experience gains (losses) on pensions	54	180
Items that will be reclassified to income
Cash flow hedges — unrealized foreign exchange losses on debt	90	(34)
Items that have been reclassified to income
Cash flow hedges — realized foreign exchange losses (gains) on debt	43	31

	187	177

Comprehensive Income (Loss)	$304	$(82)

Comprehensive income (loss) attributable to:
Manitoba Hydro	$306	$(71)
Non-controlling interests	(2)	(11)

	$304	$(82)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31, 2022

(with comparative figures for 2021)

	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity

	(In millions of dollars)
Balance as at April 1, 2020	$3,141	$(747)	$2,394	$302	$2,696

Net income (loss)	119	—	119	(2)	117
Other comprehensive loss	—	187	187	—	187

Comprehensive income (loss)	119	187	306	(2)	304
Contributions	—	—	—	23	23
Adjustment for the adoption of new accounting policy

Balance as at March 31, 2021	3,260	(560)	2,700	323	3,023

Net income (loss)	(248)	—	(248)	(11)	(259)
Other comprehensive income	—	177	177	—	177

Comprehensive income (loss)	(248)	177	(71)	(11)	(82)
Contributions	—	—	—	13	13

Balance as at March 31, 2022	$3,012	$(383)	$2,629	$325	$2,954

VI. SUMMARY FINANCIAL STATEMENTS

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2022 Summary Financial Statements, with the following explanation:

Change in control of the Workers Compensation Board not recognized in prior year comparatives (March 31, 2021)

The Province made amendments to The Workers Compensation Act that took effect on November 6, 2020. These amendments resulted in the Province no longer controlling the Workers Compensation Board (WCB).

In our opinion, prior to the amendments, the Province controlled the WCB — based on the definition of control in the Public Sector Accounting Standards (PSAS). Under PSAS, while the WCB was under the Province’s control, the Province was required to include the WCB’s financial position and the results of its operations in the summary financial statements. When control changed on November 6, 2020, under PSAS, the Province was required to remove the WCB’s net financial assets from their statement of financial position by expensing them in the statement of operations.

The Province has not included the WCB’s financial position and the results of its operations in the summary financial statements since the year ended March 31, 2018. As a result, the prior year comparative figures for the year ended March 31, 2021 included in the summary financial statements are not in accordance with PSAS.

Had the Province addressed this departure from PSAS:

•

The March 31, 2021 net income from government business enterprises would have increased by $4 million, and other comprehensive income would have decreased by $39 million to reflect the WCB’s results of operations up to November 6, 2020.

•

On November 6, 2020, the Province would have removed from the statement of financial position, the WCB’s assets that were no longer under its control. This would have increased expenses by $612 million to reflect the disposal of equity in government business enterprises.

•	The net result of the above adjustments would have been a $608 million increase to the annual deficit for the year ended March 31, 2021.

This PSAS departure had no impact on the balances and accounts for the year ended March 31, 2022, and the qualification only applies to the prior year comparative figures.